FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 22, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF

Qualy
Sadia
CHESTER
Sadia
PERDIGÃO
Batavo
Elegê

THE WORLD WITH A BETTER TASTE

ANNUAL AND SUSTAINABILITY
REPORT 2011

Principal indicators |GRI 2.8|

R$ million	2006	2007	2008	2009(1)	2010	2011
Net sales	5,210	6,633	11,393	20,937	22,681	25,706
Domestic market	2,793	3,482	6,424	12,148	13,515	15,419
Exports	2,417	3,151	4,969	8,789	9,166	10,287
Gross profit	1,344	1,873	2,759	4,220	5,730	6,659
Gross margin (%)	25.8	28.2	24.2	20.2	25.3	25.9
Operating income	191	504	709	392	1,874	2,395
Operating margin (%)	3.7	7.6	6.2	1.9	8.3	9.3
EBITDA	456	803	1,159	1,166	2,635	3,244
EBITDA margin (%)	8.7	12.1	10.2	5.6	11.6	12.6
Net income	117	321	54	225	804	1,367
Net margin (%)	2.3	4.8	0.5	1.1	3.5	5.3
Adjusted net income	117	321	155	357(2)	804	1,582(3)
Adjusted net margin (%)	2.3	4.8	1.4	1.7	3.5	6.2
Market value	4,975	8,230	6,155	19,792	23,853	31,776
Total assets	4,829	6,543	11,219	28,384	27,752	29,983
Shareholders’ equity	2,105	3,226	4,111	12,996	13,637	14,110
Net debt	633	429	3,390	4,193	3,634	5,408
Net debt/EBITDA	1.39	0.53	2.92	3.60	1.38	1.67
Earnings per adjusted share -
R$ (3 and 4)	0.71	1.73	0.26	0.28	0.92	1.82
Number of shares	165,957,152	185,957,152	206,958,103	436,236,623	872,473,246	872,473,246
Number of treasury shares	430,485	430,485	430,485	1,226,090	781,172	3,019,442
(1) Pro-forma data for 2009, as if the incorporation of the association with Sadia had occurred on January 1, 2009.
(2) Net adjusted result – not considering the absorption of tax losses amounting to R$ 132 million due to the incorporation of Perdigão Agroindustrial S.A. in 1Q09.
(3) Net adjusted result – not considering the absorption of the forecasted loss of R$ 215 million in Income Tax with respect to the incorporation of Sadia S.A., expected to take place in 2012.
(4) Consolidated excluding shares held as treasury stock.

Vision		Values

To be one of the leading food companies in the world, admired for its brands, innovation and results, contributing to a better and sustainable world.	Our values represent the basis for the development of our businesses.
	·	Integrity as the basis of any relationship
	·	Focus on consumer is a fundamental ingredient
for our success
	·	Respect for people makes us even stronger
	·	Developing people is fundamental to sustain our growth
	·	High performance is what we strive for permanently

Mission
	·	Quality in our products and excellence in our processes
To be a part of people’s lives by offering tasty foods, with high quality, innovation and at affordable prices anywhere in the world.
	·	Constant innovative spirit
	·	Sustainable growth
	·	Global vision, local agility
	·	Commitment to diversity and the acceptance of differences
|GRI 4.8|

Contents

1	BRF	34	Increasing the focus of	58	Adaptation to climate change
2	Message from Management		sustainability in the value chain	59	Risks and opportunities
		35	Procurement policy	61	Consumption of resources
4	Total commitment to	39	Animal well-being
	sustainability			68	About the report
5	Strategic management	40	Promoting sustainable	69	Practices aligned with the Global
7	Competitive advantages		consumption		Compact
8	Investments	43	Products and services	70	GRI Reference Index
10	Corporate governance			75	Corporate information
14	Ethical behavior	46	Engagement with stakeholders
15	External commitments	48	Social investments
17	Awards
17	Risk management	52	Enhancing human capital
19	Operational performance	53	Employment
25	Economic-financial performance	55	Occupational health and safety
32	Shares as an investment	56	Training and education

Leader in the production of chilled and frozen foods, the Company has a portfolio of more than 3 thousand items.

     BRF is one of the largest food companies in the world and is the result of the merger between Perdigão and Sadia. It operates in the segments of poultry meats, pork and beef, industrialized meats, margarines, pastas, pizzas and frozen vegetables as well as being one of the leading milk collectors and dairy product processers in Brazil. It operates 61 plants in Brazil, five in Argentina, two in Europe (Plusfood) and, by the end of 2012, is expected to unveil a processed products plant in the Middle East. Its operational structure is supported by 42 distribution centers of refrigerated and frozen products supplying 98% of the country as well as consumers in 140 countries. BRF also has 19 overseas commercial offices and a portfolio of clients across the five continents. |GRI 2.1, 2.3, 2.7, 2.5|
     The Company is a leader in the production of chilled and frozen foods and has a portfolio of three thousand items. Its principal raw material inputs are grains, live animals and milk. From these protein-based products are manufactured for example: in-natura meats, prepared and processed products, ready-to-eat meals, processed dairy products, pastas, pizzas and other processed items including margarines and frozen vegetables which bear the names of household brands such as Sadia, Perdigão, Batavo, Elegê and Chester among others. |GRI 2.2|
     The third largest exporter in Brazil and a leader in world sales of chicken meats, the Company confirms its vocation as a major currency generator for Brazil. Total sales amounted to 6.2 million tons of products and net sales of R$ 25.7 billion, 60% originating from domestic market business and 40%, exports. BRF is also notable for being one of the largest employers in Brazil, ending the year with 120 thousand direct employees. |GRI 2.8|
     In parallel to the merger between Sadia and Perdigão, there were developments in the international segment of the business during the year. In Argentina, the Company acquired corporate control of Avex, with operations in poultry farming, and the Dánica Group, which operates two plants and has activities in the markets for margarines, mayonnaise, sauces and yeasts as well as baking additives and creams, and specific hydrogenated vegetable oils for the food industry. |GRI 2.9|

     A publicly listed company since 1980, BRF’s shares (BRFS3) began trading on BM&FBovespa’s Novo Mercado in 2006, a segment which lists those companies with high standards of corporate governance, mechanisms for protecting shareholders and absolute compliance with the best practices in information disclosure. The Company’s securities are also traded on the New York Stock Exchange (NYSE – BRFS, Level III ADRs). Given BRF’s commitment to sustainability of the businesses, it has been a component of BM&FBovespa’s Corporate Sustainability Index (ISE) since 2005. |GRI 2.6|

Association of BRF and Sadia |GRI 2.9|

     BRF received approval for this association from the Brazilian anti-trust authorities - the Administrative Council for Economic Defense (CADE) - on July 13, 2011. Approval was made conditional on compliance with the Performance Commitment Agreement (TCD) for the sale of assets consisting of ten processed food and four animal ration plants, two pork and two poultry meat processing units, 12 chicken breeder stock farms, two poultry hatcheries and eight distribution centers.
     The agreement also requires that the Company sell the Rezende, Wilson, Texas, Tekitos, Patitas, Escolha Saudável, Light Elegant, Fiesta, Freski, Confiança, Doriana and Delicata brands. In addition, BRF has undertaken to temporarily suspend the commercialization of the Perdigão and Batavo brands for some product categories. Based on analysis of results announced for 2010, the agreement with CADE to sell assets and brands represents revenue of R$ 1.7 billion with a corresponding volume of 456 thousand tons of in natura, elaborated and processed products together with items in the festive products line and margarines. Suspension of categories of the Perdigão and Sadia brands represents further sales revenue of R$ 1.2 billion.
     In December 2011, these assets were acquired by Marfrig, the asset exchange agreement being signed on March 20, 2012. In exchange, BRF will receive total shareholding control of Quickfood S.A. (which will be restructured in accordance with the agreement) in Argentina, equivalent to 90.05% of the capital stock, and an additional cash payment of R$ 350 million.

Annual report 2011 / 1

MESSAGE FROM

MANAGEMENT |GRI 1.1|

With CADE’s approval of the
merger between BRF and Sadia,
we have made progress in building
a solid Brazilian transnational.

     The year of 2011 is one to be commemorated for its intense activity, challenges and many important achievements – part of the process of building a major company born from the merger of two companies with a track record of more than 70 years.

     With the approval of the merger between BRF and Sadia by the Administrative Council for Economic Defense (CADE) in July, we have advanced in the direction of building a solid Brazilian multinational in the food sector - cause for satisfaction and pride among our entire team.

     In 2011, we were confronted with a hostile scenario in the export market with the deceleration in several of the world economies and the continual appreciation of the Real. Our costs also came under pressure as a result of the rise in commodity prices and an increase in payroll above inflation. However, it was exactly in this inclement environment that we succeeded in ending the year with excellent results given the momentum, clear evidence of the Company’s major potential going forward and this in spite of the delay during a part of the year before receiving the final report on the merger from the anti-trust authorities.

     Net sales amounted to R$ 25.7 billion, 13.3% greater than in 2010, closing 2011 with an output equivalent to 6.2 million tons of products. Cash generation expressed as EBITDA grew 23.1%, reaching R$ 3.2 billion. Net income reported year-on-year growth of 97% reaching R$1.6 billion adjusted for a provision for the incorporation of Sadia S.A., scheduled to take place in 2012. These results have been made possible thanks to the capture of synergies from the merger, swift remedial action in the face of cost increases, the penetration of our brands and our widely dispersed distribution network in the domestic market.

     We continue to invest heavily in Brazil and to move forward with our internationalization through selective acquisitions and the construction of a plant overseas. Out of investments of R$ 1.9 billion during the year, we allocated R$ 260.2 million to new businesses, including acquisitions.

     We see great potential in the Argentine market and its vocation for agribusiness and for this reason, have expanded our operation in Argentina through the intermediary of the BRF unit. This will be in addition to the existing Sadia businesses and the two acquisitions made during the year, Avex and the Dánica Group. We will also absorb the processed division of Quickfood and with it, the Paty brand (absolute leader in its category) to be received from Marfrig in exchange for the assets which we shall transfer during 2012 as part of the agreement signed with CADE.

     During the year, we took the decision to build a processed products plant in the United Arab Emirates, a region strategic to our internationalization process. Forecast to be unveiled in early 2013, this unit will be important in consolidating the Company’s share of the Halal-related products market. Local production capacity will allow us to offer flexibility and adapt our products to regional and cultural demands and also expand the food service and retail portfolio enabling closer proximity to the region’s consumers.

     The Company is also expanding its horizons in Asia. In addition to opening a sales office in China, we have constituted a joint venture with Dah Chong Hong Limited. This operation will allow us to distribute our products in the Chinese market, process meat at local units, disseminate the Sadia brand and enter the retail and food channels. There are also plans before the end of 2013, to build a plant in China.

2 / BRF

BRF 2011 in numbers
•	Net sales – R$ 25.7 billion	•	Third largest Brazilian exporter
•	Market value – R$ 31.8 billion	•	Leader in global protein production with a
•	Slaughter of 7.1 million head of poultry/day	•	9% share of world trade
•	Slaughter of 43.6 thousand head of hogs	•	135 thousand people attended through the
	and beef cattle/day		Company’s social outreach programs
•	Responsible for 20% of the world poultry	•	61 product units in Brazil and 7 overseas
	trade	•	42 distribution centers in Brazil
•	120 thousand employees	•	19 overseas offices

     From the point of view of organizing our operations, the year was particularly notable for the unification and modernization of IT systems (SAP). We have also standardized processes and implemented a structure to monitor projects/synergies (PMO), which has permitted us to make advances in the merger process and to effectively operate as a single company with all that this represents in the administrative, commercial, manufacturing, human and behavioral areas.

     We have made progress in the capture of synergies post merger, achieving a gross gain of R$ 702 million in 2011 (R$ 562 million of net synergies before tax and participations) in a period in which we were still operating with the companies on only a partially unified basis.

     New challenges lie ahead, inherent to the current stage of our business and arising from a macroeconomic scenario which remains volatile, principally in the overseas market. However, in the domestic market we see a positive outlook both in the traditional retailing area as well as in the food service business, notwithstanding the first half of 2012, when we expect to see continued adaptations due to the implementation of the Performance Commitment Agreement with CADE.

     In parallel, we will continue to pursue projects which seek to capture synergies and efficiency gains while investing substantially in improvements to the commercial, logistics and innovation areas. We will be working on this in juxtaposition with the formation of the new Company’s internal culture which also involves the integration of customs, values and credos of the countries where we are developing new businesses.

     Again, we are developing our commitment to building a better society, implementing at all stages of the production chain themission to promote sustainability and improve the relationship with our stakeholders. It is in this spirit that we are developing actions of socio-environmental responsibility notably in the form of control of emissions, reduced water consumption and an enhanced relationship with the communities surrounding our operations. Our commitment is to local development based on initiatives identified and conducted jointly with community representatives. Such initiatives are in alignment with the principles of the Global Compact, to which the Company subscribes, in relation to human rights, labor rights, the environment and combating corruption.

     The Company has improved the opening of the segments in which it operates segregating those for the domestic market, export market, food service and dairy products in line with its governance policy, the objective of which is transparency of the businesses and accountability in the rendering of corporate information.

     Results to date show that we are on the right track and prepared to overcome the challenges that we will certainly face if we are to achieve our ambitions. In pursuit of these conquests, we are counting on a team driven by a commitment to the Company and guided by the ethical convictions which are enshrined in our organizational culture. These are characteristics which make the difference in scaling even greater heights in the global food market.

Nildemar Secches

Chairman of the Board of Directors

José Antonio do Prado Fay

Chief Executive Officer

Annual report 2011 / 3

BRF

HAMBÚRGUER
PERDIGÃO
defumado
HAMBÚRGUER
Queijo Prato
Sadia
BACON em FATIAS
Sadia

4 / BRF

TOTAL
COMMITMENT TO
SUSTAINABILITY

• To build sustainability criteria into the organization’s investment decisions and new projects/products;
• To link senior management’s variable compensation/bonus to meeting sustainability targets;
• To ensure management conformity with the principal sustainability standards and certifications;
• To undertake continual auditing of the Company’s operations and those of its suppliers;
• To promote the maintenance/entry of the Company as a component of the principal sustainability indices.

Strategic management

Internationalization is at the core of the Company’s strategic plan with a combination of organic growth and acquisitions.

     The Company’s strategic direction is a function of the BRF 15 plan which sets out the objectives to be reached by 2015. The core objective at the end of the period is to be one of the largest world class international food companies, admired for its brands, innovation and results.

     For this reason, BRF has to build a global culture and a broad portfolio of products able to meet the needs of the consumer in all the countries in which it operates. The Company’s aim is to participate in the lives of people by offering them tasty food with quality, innovation and at accessible prices on a worldwide basis.

     Concomitantly, the Company expects to double its sales in relation to 2010, equivalent to about R$ 50 billion in revenue.

     The core of BRF 15 is represented by premium brands and products, a diversified product portfolio, a continuing advance up the value chain, a high performance corporate culture, ample access to consumers, operational efficiency, an increase in the scale and scope of the business, financial discipline, total adherence to corporate governance standards, an integrated business model, experienced managers and unbeatable leadership in costs.

Growth

     The Company’s development will be through a combination of organic growth and acquisitions – focusing principally on the overseas market where a number of opportunities for expansion have been identified. Investments in expansion are currently underway in a number of strategic countries in the Middle East, Latin America, Europe, Asia and Africa. Specific plans have been prepared for each region and in order to diminish the volatility of export margins.

     BRF aims to underscore its leadership position in the domestic market through the consolidation of the current businesses and especially through innovation. It will be revising the business model for some of the areas, redefining the portfolio of the sales team as well as maximizing the flexibility of the brands to expand the product mix in line with the Performance Commitment Agreement (TCD) signed with CADE.

Annual report 2011 / 5

BRF 15 Objectives
Domestic market
•	Meat –Consolidate our position in our target	•	China –Established a joint venture for improving
	markets; growing in the categories enabling		product distribution and processing, focusing on
	us to expand; correctly positioning our bands,		retail and food services;
	adding new categories / innovation to our	•	Africa –Strengthen the Perdix and Sadia brands
	business; and focusing on the value of our		and enter new markets.
	market share (value share).	Dairy Products
External market		•	Consolidate our leadership position in the cheese
•	Middle East –Build a factory with capacity for		segment; establishing synergies in the sales and
	80 thousand processed tons, consolidate our		distribution areas; pursue profitability with less
	leadership; strengthen the brand; and increase		capital; attain scale in dry-line distribution; and
	our retail and food services penetration.		increase the competitive differential of our brands
•	Latin America –Acquisitions in strategic		and added value of our portfolio.
	countries; expansion of production of processed	Food services
	products; make headway in the distribution	•	Evolve into a complete and integrated
	chain and brands; have enriched brands and		solution model in the domestic market, seize
	portfolios, with a production base in Argentina.		opportunities in global accounts and operate
•	Japan –Repositioning of Sadia as a		locally in strategic markets.
premium brand; value added products for
the transformation industry;

     One example is the expansion of the Sadia brand into the dairy products segment with the launch of Sadia-branded cheeses. Another is the identification of opportunities for optimizing operations so that within a short period production capacity sold off under the CADE agreement – equivalent to 12% of the volume of processed items produced in the domestic market -can be recovered.
     In 2012, the integration of all areas involving the merger of BRF with Sadia will be completed, allowing the capture of synergies flowing from the association. A total of R$ 1 billion in net synergies is forecast between fiscal years 2012 and 2013. In 2011, when the Company was operating on a partially integrated basis, gross synergies captured were R$ 702 million (R$ 562 million net). Particularly outstanding in this context were projects for integrating the supply areas of BRF and Sadia, and commercial initiatives and technical projects.
The Company is preparing an aggressive campaign for enhancing and consolidating the BRF corporate brand in 2012. In addition, the intention is to expand the project for repositioning the consumer product brands under the Company umbrella aimed at long-term activities and highlighting such functions as healthiness and sustainability. All these initiatives will help to offset the impact of CADE’s for authorizing the merger under which the Company has been obliged to sell some of its brands.

Sustainability integrated to strategy |GRI 1.2|
     For BRF, sustainability is an integral part of its strategy and is incorporated into its mission statement, vision and its values. More than just preserving the environment or generating employment, the Company believes that it must act in a differentiated manner in the market, working daily on the basis of a set of guidelines, practices and initiatives for achieving positive results simultaneous to economic-financial, environmental and social aspects.
     In the light of this vision, BRF has established six priority pillars which permeate its business strategies, contributing to the construction of a global food company. The pillars were defined by taking into consideration BRF’s principal impacts on society as well as its ambitions aligned to the BRF 15 strategic plan. These are: 1)Total commitment to sustainability; 2)Increasing the focus of sustainability in the value chain; 3)Engagement with stakeholders 4) Promoting sustainable consumption; 5)Enhancing human capital; and 6)Adaptation to climate change. The pillars were also adopted as a reference for organizing the content of this report.

6 / BRF

     In 2011, a sample of key stakeholders was invited to assess the evolution of BRF in the context of the six pillars. Stakeholder opinion contributed to some important definitions for actions such as expanding the dissemination of sustainability practices along its supplier chain. The reformulation of the Sustainability Committee was another initiative, involving the participation of the vice presidents, for discussion of issues critical to the theme.

     Practices were also consolidated, among these the definition of specific sustainability indicators for each executive division and the consolidation of stakeholder engagement with the validation of sustainability pillars. In 2012, the Company will continue to pursue its projects in this field by, for example, increasing the emphasis on sustainability criteria in investment decisions and identifying and reducing the principal social and environmental risks along the value chain through self-assessments and supplier audits.

Competitive advantages |GRI 2.2, 2.3|

Corporate differentials assure an outstanding position in the Company’s chosen market, providing better conditions for expansion of the businesses.

  BRF’s physical structure, operational capacity, brand penetration and human capital are largely responsible for the Company’s overall competitive edge. These factors, combined with an analytical capacity and strategic definition, are instrumental in the Company occupying an outstanding position among its competitors and giving it more advantageous conditions to maximize the opportunities for expansion of the business.

     Brands – Portfolio brand architecture permits the Company to operate in premium markets and in all age groups, the Sadia, Perdigão, Chester, Batavo and Elegê brands, among others, being quality benchmarks. BRF has gained penetration in the overseas market thanks to Sadia, a name known worldwide and one of the most valuable brands in Brazil, and the recently acquired Dánica and Avex businesses. In 2011, studies were accelerated for repositioning the brands. The first project involving Batavo evolved out of actions to raise awareness of waste and recycling, both themes incorporated in the Batavo World (Mundo Batavo) campaign.

     Innovation and technology – BRF offers more than three thousand products to consumers and in its strategic plan, the objective is that it should be increasingly seen as a company with a broad-based processed foods portfolio. An Innovation Center is under construction in Jundiaí (SP) for unifying the research and development structures and this should go into operation in 2012. An innovative capacity is instrumental in enhancing the offer of items to meet the various requirements and demands of consumers and clients and to introduce changes and improvements in practices and processes. The Company is now operating a new IT management platform developed to unify the operations of Perdigão and Sadia.

     Logistics – The supply chain serves more than 140 thousand clients directly throughout Brazil and is responsible for making approximately 500 thousand deliveries/month. In addition, BRF transports about 6 million tons of products per year, shipping an average of 8 thousand containers every month. The Company also exports to 140 countries, administers 10 thousand active contracts, works with more than 15 thousand suppliers and purchases 200 thousand different items. BRF uses different logistics modals with coastal shipping having recently become an increasingly important transportation medium.

     Production structure – At the end of 2011, BRF had 68 plants in Brazil and overseas and enjoyed a competitive advantage thanks to the geographical location of its production units and operational structure. These characteristics combined with a management model focused on optimization of plants, resources and processes permit operations with frequent gains in efficiency, productivity and quality.

Annual report 2011 / 7

     Distribution Network – BRF is one of the few companies with a proprietary distribution network able to deliver refrigerated and frozen products practically throughout Brazil. In addition, it is upgrading its overseas reach through the development of its own network in Europe and in Latin America (Argentina, Paraguay, Uruguay and part of Chile). The signing of the joint venture with the Chinese company Dah Chong Hong Limited will permit the distribution of products in Hong Kong, Macau and continental China. Another factor enhancing the logistics system is the synergy in the distribution of Perdigão and Sadia products. Options are being developed for integrating refrigerated dairy products using the same distribution chain.

Human capital – Its most important asset, the employees, is fundamental in the process of creating the new Company and in the growth of its businesses. Imbued with a spirit of doing things differently and committed to BRF 15, the management team is preparing to operate in a new culture combining the best of both Sadia and Perdigão. Management is highly experienced and professional, some members of the team having been in the organization for more than 10 years.

     Management – BRF adheres to the best market practices and has an outstanding capacity for operating in complex environments – witnessed in the way the Company was managed in 2011, a year marked by challenges arising from the merger and the economic scenario. Increased raw material costs, currency volatility, integration of systems and other adversities were not enough to prevent BRF from reporting positive results. Integrated management is supported by advanced technology platforms based on the SAP system and systems aligned to international environmental, health, safety and quality norms.

Investments

     BRF allocated R$ 1.9 billion to projects of modernization and expansion of capacity, revamping of the portfolio and acquisition of overseas assets.

     The Company is committed to sustained growth as outlined in the 2015 Strategic Plan. BRF allocated R$ 1.9 billion to investments, a year-on-year increase of 84.1% to projects for modernization and expansion of the production units, upgrading the product portfolio, updating IT systems and innovation as well as the acquisition of overseas assets. Investments were also made in the domestic dairy products business including R$ 279 million applied in manufacturing improvements with a view to extracting additional synergies.

     Investments in Capex – Investments amounted to R$ 1.4 billion, 105% higher, directed mainly to projects involving productivity, improvements, increased capacity and automation at industrial units in the South and midwest, as well as for new plants in Lucas do Rio Verde(MT) and Vitória de Santo Antão (PE). The Company’s outlay for replenishing poultry and hog breeder stock was more than R$ 492 million, an increase of 41%.

     New Businesses – Investments in new businesses amounted to R$ 260.2 million. BRF allocated R$ 188 million to the acquisition of a shareholding stake in Avex and for the control of the Dánica Group, both based in Argentina. Additional investments were made in the Plusfood plant in the Netherlands for ramping up capacity and improving productivity.

     In addition to the announcement of an investment in a new plant in the Middle East and the new joint venture in the Chinese market, in Brazil, the Company acquired Heloísa, a company focused on dairy products. It also exercised an option to buy Copercampos, investments in which had already been anticipated as a result of the ongoing partnership in hog slaughtering and pork meat processing.

8 / BRF

     Logistics – The Company has established an international supply chain structure with offices in the Middle East, Latin America and in China. In Brazil, a further R$ 82 million was injected into the distribution centers for improvements in performance, notably for automation and rationalization of processes. Additional expenditures were made in staff training and skills upgrading.
     Information Technology – As a result of investments in processes, the Company was able to merge the management platform of BRF and Sadia - critical to the capture of synergies identified with the unification of the two companies. Approximately R$ 98.9 million in 2011 was expended on the installation for the improvement and integration of projects involving about 300 people on a full time basis over a period of 18 months.
     Environment – Investments in the environment amounted to R$ 146.2 million, particularly for waste disposal, treatment and mitigation (51% of the total) and prevention and management (24%), which includes investments in projects, new technologies, energy efficiency gains and atmospheric emissions reductions.
In all its investments, BRF ensures that its partners develop processes that respect human rights. In the case of mergers and acquisitions, establishing joint ventures, alliances and joint operations with other companies, these procedures are assessed through internal and external audits, visits, meetings, questionnaires, etc. It sets a basic criterion not to be involved with any corporation suspected of having child labor and inhuman working conditions. Furthermore, BRF guarantees that the workers of acquired companies are easily integrated into the actual situation at the Company. |GRI HR1|

Perspectives
     In 2012, the Company is to accelerate its investments, principally those where execution was contingent on the approval of the merger by the anti-trust authorities. In this context, it is planning to increase the number of new products in the market compared with 2011.
     Among the objectives for the international market, BRF plans to expand and improve the portfolio, increase the volume of processed products, ramp up the share in the retail market and in food services and increase the proprietary distribution network. The process involving the future opening of a plant in China should replicate the model employed in the Middle East. On the logistics front, the Company will be seeking new suppliers in Eastern Europe and Southeast Asia.

Environmental investments |GRI EN30|

R$ million	2009	2010	2011
Prevention and management	21.1	24.3	37.8
Allocation, treatment and mitigation	66.5	74.0	80.2
Investment in forestry plantation(1)	24.2	45.8	28.2
Total	111.8	144.1	146.2
(1) Until 2010, total values for projects and forests were considered. In 2011, the criterion used is the total value expended in the year. There is no change in the metric for treatment of effluent and disposal of waste.

Annual report 2011 / 9

Corporate governance

Ethics, transparency and equitability are the pillars of the corporate governance model based on the best international practice.

     BRF was the first company in the food and beverages sector to adopt BM&FBovespa’s Novo Mercado regulations. Its corporate governance model rests on the three pillars of ethics, transparency and equitability. The Company adheres to best practices by maintaining exclusively common shares; equality of rights, a premium in the event of public offerings of shares and mechanisms for investor protection; prohibition on shareholders and executives exploiting advantages arising from access to insider information; securities trading and disclosure of material facts policies and arbitration as a more agile and specialized manner for solving conflicts of interest. |GRI 4.6|
       BRF signed up to BM&FBovespa Novo Mercado regulations on April 12, 2006, adhering to the Market Arbitration Panel as enshrined in the commitment clause in its Bylaws.
     To prevent the concentration of shareholding, the Bylaws establish a requirement for a shareholder or a group of shareholders that comes to control a volume of shares in excess of 20% of the total to initiate a public tender offer. Once this is done, each acquired share will give to the holder an additional remuneration of 35% over the average value quoted over the 30 days prior to the making of the offer. The offer price can also be based on the economic value determined in a valuation report, or else, 135% of the issue price of the shares in capital increases over the last 24 months, whichever represents the greater value. |GRI 4.6|
      BRF is a widely-held company with securities trading on the São Paulo (BM&FBovespa – BRFS3) and New York (Level III ADRs -BRFS) stock exchanges. Given its presence in two markets, the Company’s financial statements comply with international accounting principles (IFRS) and the Financial Report Internal Control System (SCIRF) based on the Sarbanes-Oxley (SOX) Act.
     The Board of Directors approves the Company’s results quarterly and these are published according to IFRS accounting principles. The Board of Executive Officers meets monthly to monitor overall performance on the basis of indicators proposed by Brazilian and international institutions such as Global Reporting Initiative (GRI) guidelines. BRF has a Governance, Sustainability and Strategy Committee, which advises the Board of Directors, and an Executive Sustainability Committee manned by presidents for evaluating and monitoring performance in addition to sustainability risks and opportunities. |GRI 4.9|

      The Company seeks to ensure transparency in the relationship with the market by offering a continually updated investor relations website (www.brasilfoods.com/ri), disclosure of material information, promotion of meetings under the auspices of associations such as Apimec – Association of Capital Markets Analysts and Investment Professionals. BRF also holds quarterly conference calls, national and international road shows, one-on-one meetings, attends requests from the principal financial institutions for investor meetings and maintains a specialized team for handling personal investors.
     Governance bodies include the General Shareholders’ Meeting, the Board of Directors, the Fiscal Council which accumulates the functions of an Audit Committee, advisory committees to the Board of Directors and the Board of Executive Officers. |GRI 4.1|

Shareholders’ meetings

     The meetings are held with quorums in excess of 70% of shareholders. Participation is encouraged by a direct approach to the investors and by the dispatch of the reference manual in which the reasons for the meeting are listed together with an explanation of the importance of shareholder participation and general guidance on the process. The shareholders’ meetings approve financial statements, incorporations and other matters, elect the Board of Directors and the Fiscal Council and approve management compensation, among other activities. |GRI 4.4|

10 / BRF

Board of Directors

     The Board of Directors was elected in April 2011 for a two-year term of office and is made up of ten members. In line with best practices, the chairman of the Board of Directors has no executive functions. Seven directors are independent proportionally exceeding the 20% minimum recommended by Novo Mercado regulations. The concept of an independent director is also defined in these regulations. |GRI 4.2, 4.3|

Qualifications necessary to be a member of the Board are enshrined in the Company’s Bylaws and include such aspects as: an exemplary reputation and a prohibition on holding posts on the boards of competitors or those companies where there would be a conflict of interests. The Board of Directors is evaluated by a tailor-made process designed and implemented by a specialized and independent consultancy. BRF uses a tool for formally appraising individual performance of both members of the Board as well as the committees and the Chief Executive Officer. The Board of Executive Officers is appraised using an internal process ratified by management. |GRI 4.7, 4.10|

Member	Position
1. Nildemar Secches	Chairman (Independent member)
2. Paulo Assunção de Sousa	Vice-Chairman
3. Allan Simões Toledo	Member
4. Décio da Silva	Independent member
5. José Carlos Reis de Magalhães Neto	Independent member
6. Luis Carlos Fernandes Afonso	Member
7. Luiz Fernando Furlan	Independent member
8. Manoel Cordeiro Silva Filho	Independent member
9. Pedro de Andrade Faria	Independent member
10. Walter Fontana Filho	Independent member

Annual report 2011 / 11

Committees|GRI 4.1|

     Since 2006, BRF has installed advisory committees to the Board of Directors made up of members of the Board and the Board of Executive Officers. In 2011, the following committees were active:

     Governance, Sustainability and Strategy Committee – This has an advisory role in relation to: Company practices of corporate governance; strategies of the Company; strategic guidelines and planning; annual and multi-annual investment budgets; opportunities for investments in new businesses and/or divestments; mergers, spinoffs and acquisitions; management system; institutional and socio-environmental responsibility policies and activities; monitoring of the work of the Audit Committee and the Sarbanes Oxley-mandated Internal Controls and Disclosure Committee pursuant to US Securities Exchange Commission (SEC) requirements.

     Finance and Risks Policy Committee – Accountable for advising on: corporate and financial risk policies; funding policies; the Company’s processes for internal financial and accounting controls systems; shareholders remuneration; and a suitable capital structure.

     People Committee – Has a consultancy function for monitoring: execution of the human resources policy; criteria for compensating the Board of Executive Officers, including short and long-term investment plans; targets and criteria for appraising the performance of the Board of Executive Officers; monitoring the succession plan for the Board of Executive Officers.

     Best Practices Committee – Responsible for monitoring the processes for synergies resulting from the merger and for evaluating returns from the Company’s new projects.

Committee	Members
Governance, Sustainability	Allan Simões Toledo
and Strategy Committee	Décio da Silva
José Carlos Reis de Magalhães Neto*
Nildemar Secches
Finance and Risk Policy	Leopoldo Viriato Saboya
Committee	Luís Carlos Fernandes Afonso
Luiz Fernando Furlan
Manoel Cordeiro Silva Filho*
People Committee	Paulo Assunção de Souza
Pedro de Andrade Faria
Walter Fontana Filho*
Best Practices Committee	Luiz Fernando Furlan
Nildemar Secches
Walter Fontana Filho*
Senior Advisory Council	Wang Wei Chang
*Coordinators

Agency	Rating	Outlook
Fitch	BBB-	Stable
Standard & Poors	BBB-	Stable
Moody’s	Baa3	Stable

Fiscal Council/Audit Committee

     Made up of three members, one of whom a financial specialist, this committee meets monthly and when necessary, participates in joint meetings with the Board of Directors. In accordance with United States legislation, the Fiscal Council also performs the role of Audit Committee.

Name	Position
1. Attilio Guaspari*	Independent member
2. Decio Magno Andrade Stochiero	Member
3. Manuela Cristina Lemos Marçal	Member
*Financial specialist

12 / BRF

Board of Executive Officers

     The Board of Executive Officers is made up of 11 members directly subordinated to the Board of Directors. The Board is responsible for the management of the businesses according to the strategic guidelines laid down by the executives and approved by the Board of Directors. In July 2011, following approval of the merger, Ely David Mizrahi and José Eduardo Capral Mauro, took office as vice presidents for Food Services and Domestic Market, respectively.

	Name	Position
	1. José Antonio do Prado Fay	Chief Executive Officer
	2. Antonio Augusto de Toni	Vice President – Export Markets
	3. Ely David Mizrahi	Vice President – Food Services
	4. Fabio Medeiros Martins da Silva	Vice President – Dairy Products
	5. Gilberto Antonio Orsato	Vice President – Human Resources
	6. José Eduardo Cabral Mauro	Vice President – Domestic Market
	7. Leopoldo Viriato Saboya	CFO, Administration and Investor
Relations Officer
	8. Luiz Henrique Lissoni	Vice President – Supply Chain
	9. Nelson Vas Hacklauer	Vice President – Strategies, New
Businesses
	10. Nilvo Mittanck	Vice President – Operations and
Technology
	11. Wilson Newton de Mello Neto	Vice President – Corporate Affairs

Compensation

     The members of the Board of Directors enjoy fixed compensation conditional on their participation in board meetings. The members of the Fiscal Council/Audit Committee receive set compensation - in accordance with the participation in the meetings - amounting to R$ 0.41 million in 2011.
     Total compensation paid to the executive board was R$ 21.8 million comprising fixed and variable portions, the latter contingent on meeting targets and performance indicators during the fiscal year. The decision on the amount of variable compensation takes into account the performance of the executive in relation to individual and collective targets incorporated in the strategic and budget plan and linked to general productivity indicators of the Company and/or the respective area of activity, in addition to indicators for optimization of resources and management of people. Analysis and projects’ feasibility tools take into consideration issues related to the perpetuity of the Company. In certain areas, these metrics are used in routine work.
     Monitoring of these indicators is an ongoing process throughout the fiscal year and the control of Financial Control and Human Resources, being validated by the Board of Directors following publication of the annual results. |GRI 4.5|

Annual report 2011 / 13

Ethical behavior |GRI 4.8|

The Code of Ethics and Conduct was revised and republished in early 2012, encouraging the adherence to basic values as a guide to behavior and attitudes.

     BFR deems issues such as integrity, ethics and the combat of any type of corruption as extremely important. In this context, its operations are guided by a Code of Ethics and Conduct revised and republished in early 2012 following the merger of Perdigão and Sadia. In this publication, the Company sets out clearly what it expects in the conduct of each professional, encouraging members of management and staff to adopt behavior and attitudes guided by basic values and ethical guidelines. Such guidelines cover questions of conflicts of interest, use of proprietary information, relationship with internal partners, suppliers and clients, among other themes.

     Infringements of the Code’s ethical principles and guidelines may be communicated through the Whistle-blowing Channel –e-mail: denuncia@brasilfoods.com and by calling: 0800.702.7014 (in Brazil) and 55.11.3466.8510 (international). Any type of alleged infringement may be communicated anonymously irrespective of its nature: corruption, improper behavior, drug or alcohol abuse or any other problem which might threaten the integrity of BRF and its stakeholders.

     Whistle-blowing on matters covered by the Sarbanes-Oxley Act with respect to possible irregularities or improprieties in accounting records, internal controls of an accounting nature and auditing matters must be submitted directly to the Company’s Audit Board by e-mail to comitedeauditoria@brasilfoods.com, or via correspondence.

     The conduct expected of each one is also shown and explained in the New Employees Induction Program when time is allocated for raising the matter of the Code of Ethics. All employees sign an undertaking accepting responsibility for complying and ensuring full and permanent adherence to the guidelines and ethical principles on which in-house and external relations are based.|GRI SO3|

     The Internal Audit assesses the suitability of internal controls and investigates allegations and/or evidence of eventual procedures not in accordance with normal practices and the Code of Ethics and Conduct at the business units (143 at the end of 2011 involving the processing plants, distribution branches, dairy product units and animal feed plants). In 2011, the Internal Audit area undertook work involving about 100 of the Company’s sites. Completion of inspections at the remaining units involves a schedule which could take more than a year albeit these units are subject to remote ongoing surveillance throughout the year. |GRI SO2|

      In 2011, a specific Code of Conduct was published for suppliers. It consolidates the separate guidelines of Perdigão and Sadia in a single document and clarifies the expected behavior of a company wishing to become a BRF partner. The target is to end 2012 with the leading 40% of key suppliers fully aware of the new norms and by 2015, to have 80% of the group in these conditions.

Conformity

     In 2011, the Company reported 39 events related to environmental issues of which five involve judicial processes. Over the course of the year, BRF was sentenced to pay fines amounting to R$ 714 thousand due to 16 administrative sanctions. It received two warnings (non-pecuniary sanctions) and signed four Conduct Adjustment Agreements (TAC), of which two resulted in fines totaling R$ 768 thousand. |GRI EN28| In December 2011, the Company began a Regularization of Obligations Project for verifying and regularizing all unit licenses including environmental licenses and related conditions. As a result, eventual non-conformities will be verified and handled accordingly by setting criteria and deadlines for resolving the problems.

     In the light of labor actions, the Company received fines amounting to R$ 4.2 million, R$ 2.7 million being paid during 2011. No sanctions of a non-monetary nature arising from actions of this nature were recorded. |GRI SO8|

14 / BRF

External commitments |GRI 4.12|

To underscore its commitment with sustainability, the Company participates in initiatives promoted by organizations, institutes and entities aligned to its six pillars of sustainability.

     Among these names the following are of special note:
     Global Compact (UN) – BRF is a signatory of Global Compact, which encourages the business sector to adopt corporate accountability practices to promote a more inclusive and sustainable economy. The Compact is an initiative of the United Nations (UN) in partnership with United Nations agencies as well as social entities. It sets out ten principles related to the areas of human rights, labor rights, environmental protection and anti-corruption being reconfirmed. The participation in the initiative initially began through Sadia and was formalized by BRF in 2011, when the Company sent its first consolidated Communication on Progress (COP) (2010 Annual Report for Perdigão and Sadia practices) and collaborated in the Global Compact Implementation Survey 2011 questionnaire.
     Millennium Development Goals (UN) – In line with Global Compact, this UN initiative consolidates world challenges to be overcome by 2015 through specific actions of governments and society. The eight objectives are: eradication of hunger and poverty; quality education for all; non-discrimination; reduction in infant mortality; improve maternal health; combating disease; quality of life and respect for the environment; and establishing a global partnership for development. BRF considers these to be priority issues in its sustainability management.
     Business Compact for Integrity and Fighting Corruption – As a voluntary commitment to ethical conduct in business, the compact defines standards for the corporate relationship with government. It is an initiative of the Ethos Institute, in partnership with United Nations Development Program (UNDP), United Nations

Office on Drugs and Crime (UNODC) and the Brazilian Committee of the Global Compact among other entities. BRF formalized its membership on March 2011. In that year, the Company actively participated in the Working Group and granted space for workshop on Sectoral Agreements, which has been facilitated by Alma Rocio Balcazar (Colombia).
     National Compact for the Eradication of Slave Labor – The fight against slave labor (or work analogous to that of a slave) is a commitment assumed by BRF and an essential criterion in for engaging suppliers and service providers, which is clearly set out in the Suppliers Code of Conduct. It is a joint initiative of Ethos Institute, Social Observatory Institute, Brazil Reporter NGO and International Labor Organization (ILO). The Company reaffirmed its participation in 2011.
     Choices International Foundation – Headquartered in Brussels, the foundation developed the My Choice seal, enabling consumers to identify products prepared under criteria taking into account the dietetic recommendations of the World Health Organization (WHO) in relation to the quantity of nutrients giving rise to chronic diseases, such as sugar, saturated fats and trans fats. BRF joined this initiative in 2009.
Brazilian GHG Protocol Program – The program encourages the corporate sector to manage voluntarily its atmospheric emissions by producing an inventory of greenhouse gas emissions. As a founding member of the Program in Brazil, in 2011 the Company published its first consolidated inventory

Annual report 2011 / 15

(considering Sadia and Perdigão emissions) relating to the year 2010, verified by a third party. Through this initiative, it received the Gold Seal of the Brazilian Greenhouse Gas Program (GHG Protocol Brazil) and continues to be within the Efficient Carbon Index of BM&FBovespa/BNDES. The GHG Protocol is the most widely used tool of companies and governments for identifying the managing atmospheric emissions.
     Carbon Disclosure Project (CDP) – It involves international investors and is today the largest database on GHG emissions database in the world. Through the voluntary consultation of some 2.5 thousand companies, the initiative analyses the positioning of large corporations in relation to climatic changes. BRF has participated in CDP since 2006.
     Cattle Ranch Pact / Sustainable connections – Joint initiative of Ethos Institute, Movimento Nossa São Paulo [Our Movement São Paulo] and Sustainable Amazon Forum, it is dedicated to conservation of the Amazon through the commitment of companies not to associate itselves with suppliers responsible for the deforestation in that region. This commitment was assumed by Sadia in 2008 and reconfirmed by BRF in 2011. The Company has prioritized work seeking to improve the monitoring cattle suppliers.
Right Direction Program – Initiative of Brazil WCF Institute (World Childhood Foundation) aimed at effectively combating sexual exploitation of children and adolescents on Brazilian highways. Sadia has participated since 2007 and BRF joined in 2011. This year, through the work of BRF Institute, it supported the development of the Loops of Protection Program (Pernambuco Program for Confronting Sexual Violence) and increased awareness among drivers and transporters of this issue.

Associations
     In addition, BRF participates in the following organisms and associations: |GRI 4.13|
      Brazilian Business Council for Sustainable Development (CEBDS) – A coalition of the leading domestic business groups, it is the Brazilian representative of the World Business Council for Sustainable Development (WBCSD). It incorporates 185 multinational groups, members of a global network of 50 national councils which are working to disseminate a new way of doing business around the world. The Company became a member in January 2012.
     Institutes, Foundations and Companies (Gife) – A network of organizations of business, family, independent and community origin which invests in projects of a community nature. It contributes to sustainable development in Brazil through political-institutional support and sponsoring of strategic actions of private sector corporate investors. BRF has been a member through the Sadia Institute since 2007.
     Ethos Institute for Companies and Social Responsibility – A not-for-profits organization for fostering socially responsible business management with a view to a fair and sustainable society. The Ethos Institute provides a medium for exchanging knowledge and experiences and the development of tools for assisting companies to analyze their management practices and enhance their commitment with social responsibility and sustainable development.
     Comunitas – In 2011, the BRF Institute became a member of this organization which is designed to promote the social development of Brazil through the engagement of various sectors of society, stimulating and encouraging collective activities for confronting the challenge of social inequality and the promotion of a more sustainable Brazil. The initiative is aligned with the objectives of collaborating with community development.

16 / BRF

Awards |GRI 2.10|

Awards and highlights	Reason	Institution
Best Investor Relations by a Latin American Company in the US Market	BRF is one of the best Investor Relations for Latin American companies in the American market.	IR Magazine US Awards
Best Companies for Shareholders in the category: market value higher than R$ 15 billion	Corporate Governance (highest attributed score – 10); liquidity; creation of value; return on shares and dividends; and sustainability.	Capital Aberto magazine in partnership with Stern Stewart do Brasil and the Fipecafi Center for Governance Studies
Best CEO, CFO, IR Executive	Best Executives for the LA Food sector according to the opinion of investors and analysts.	Institutional Investor
IR Team and IR Program	Best in the LA Food Sector according to the opinion of investors and analysts.	Institutional Investor
SESI Award	BRF is awarded in the Innovation and Safe and Healthy Working Environment categories.	SESI/FIESC
Meu Menu	1st place in the Ready-to-Eat category.	Product of the Year
Top of Mind 2011	For the seventh consecutive year, Elegê is the most recalled brand of milk among consumers in the state of Rio Grande do Sul.	Amanhã magazine
Company of the Year (Food)	Elected company of the year in the food category.	IstoÉ Dinheiro
Sustainable Management Forum	Maximum Highlight Certificate with In-house Stakeholders.	Anuário Expressão
Top of mind-Qualy margarine	20 years from its launch, Qualy Margarine is for the sixth time Top of Mind in its category in the Folha’s survey.	Folha de São Paulo newspaper

Risk management

Management practices and policies and minimization of the effect of risk factors on results.	BRF’s risk management policy is robust, modern and incorporates protection initiatives which also benefit shareholders, suppliers, consumers and the environment. It regulates the behavior expected of the Organization at all stages of the production chain from the stage of forecasting demand to the post-selling phase.

     The policy is conducted in a participative manner involving all areas and is constantly updated – reflecting a market in continuous transformation. Regular reports are supplied to the Board of Directors which evaluates and approves content and establishes strategic guidelines.

    Annual report 2011 / 17

     Financial – The Financial Risk Management Committee advises the Board of Executive Officers and the Board of Directors on the execution of risk protection and management policy. This instrument is notable for its advanced format and systematization of controls for managing critical elements which can affect the business such as interest rate fluctuations, currency variation and commodity prices. It sets out the procedures which can or cannot be adopted to protect the organization. For example, the execution of leveraged operations in the derivatives market is not permitted while individual hedge operations (notional) must be limited to 2.5% of the Company’s equity. The scope of the committee’s work also encompasses the study and action to be taken in the event of risks to property and in the area of transportation.

     Supply chain – Different components of the supply chain are incorporated in the risk management policy and have mechanisms for the prevention and repairing of damage. In the case of logistics infrastructure for example, a multimodal matrix is used to identify and mitigate factors which may affect the performance of the operations. The policy for risk management of suppliers is being reviewed. In 2012, a new, more systematized, updated and complete model will be implemented.

     Environmental – The manufacturing units operate in accordance with Brazilian legislation on the disposal of animal manure, solid waste and liquid effluent. Trained technical teams are maintained for constantly updating procedures and acting correctly and effectively in emergency situations in the Company.

     Operational – The management of operational risks is the responsibility of a dedicated area for identifying and monitoring aspects that might impede the productivity and the continuity of operations which are subject to a constant policy of updating. These risks have been surveyed and defined in accordance with the impact and probability of their occurrence, resulting in the identification of processes which need to be adapted or adjusted at all units.

They involve for example scarcity and cost of labor, infrastructure of the logistics network, industrial operations, among other aspects.

Insurance policies are taken out against material damages and loss of profits involving factories, equipment, product transportation and third party liability on products and operations. The logistics area has a contingency plan to guarantee the continued operation of the supply and distribution chain of products to the clients. In its activities, the Company takes into account the Precautionary Approach, according to which the absence of scientific certainty should not be used as justification for not guarding against the threat of serious or irreversible damages to the environment or human health. This principle is observed in the phases of development, conception, manufacture and distribution of the product. |GRI 4.11| Sanitary control – The permanent monitoring of the practices adopted by integrated outgrowers together with a rigid system of industrial operation are part of a set of measures for eliminating or minimizing risks of this nature. The existence of meat processing units in different regions of Brazil and overseas reduces the impacts of sanitary questions or eventual international trade bans on products from a one region.

     Nutritional safety – The life cycle of all items produced by the Company at any unit can be traced from the point breeder stock is delivered to the poultry farms/hatcheries up to when the final product is delivered to the end consumer. This process includes the control of animal feed and medication. All Company suppliers are subject to contractual clauses guaranteeing the nutritional safety of commercialized items.

     Commodities – Markets are permanently monitored to anticipate movements which can have a positive or negative impact on the cost of operations, inventory and hedging policies being adopted to guarantee the supply of raw materials and offset the risk of major volatility in grain prices. Acquisition of raw materials is conducted through a competitive bidding process, a system which helps maintain cost under greater control. Among the factors determining the geographic location of its units are grain supplies and infrastructure for distributing production. Key to commodity risk policy, among others, is the monitoring of the entire productive chain with the purpose of always seeking the best cost/benefit ratio – subject of discussions at monthly executive board meetings.

     Image and reputation – The Company adopts a clear image and reputational risk policy, encompassing all businesses and segments of activity. The norms of the products area for example also cover the relations with partners such as Unilever and Kraft. A crisis committee led by the vice president for Corporate Matters is involved in all events which might be detrimental to BRF’s image.

     Legal – The Company’s ethical standards are designed to safeguard against the risks of non-compliance with the legislation and regulations in the federal, state and municipal spheres of influence. In this context, BRF also acts in a legal area which permanently monitors eventual aspects questioned by governmental organs, the objective being to reduce administrative and judicial demands.

18 / BRF

Operating performance

BRF launched 228 products during the year in its different business segments, a reflection of the emphasis on development and innovation.

Sectorial scenario

     Global economy - The economies of the leading emerging market economies continued to expand, sustaining world growth in spite of uncertainties in the Eurozone and slower growth in the developed economies. The International Monetary Fund’s (IMF) latest updates are projecting world GDP at 3.8% for 2011, a 1.6% growth for developed economies and 6.4% for the emerging market economies group for the same year.

     The Fund sees a slower global economy in 2012 albeit this far from classifying as a recession. The outlook is for the developed countries to maintain their investments in the emerging market economies and the Eurozone to intensify its efforts to resolve the crisis in the area.

     Eurostat, the region’s statistics agency, reported that Eurozone GDP shrank by 0.3% in 4Q11, compared with 3Q11 and rose 0.7% against the same period for the preceding year. The IMF is predicting a “slight”recession in the Eurozone in 2012, while the German and French economies are expected to continue growing.

     Meanwhile, the Chinese economy is expected to grow 9.2% in 2011 (IMF data). The country has suffered the threat of slowing exports in the face of global uncertainty, but despite lower expected growth rates for this year, the IMF is forecasting that “China has space for an anti-cyclic fiscal response and should use this space” to stimulate domestic demand and expects a recovery in growth of about 9.0% for 2012.

     Domestic economy – The deceleration in the Brazilian economy in 2H11 was more than expected, principally reflecting monetary and fiscal tightening in early 2011 and the deterioration in world markets. Brazilian GDP at market prices reported a variation of 1.3% in 4Q11 versus 2.1% in 3Q11. In December/11, volumes of restricted retail sales (which do not include vehicles, parts and building materials) reported a year-on-year increase of 6.7%. Hyper- and supermarket segments posted a 4.0% increase in sales, below the 9.0% for 2010 versus 2009. This more modest showing can be attributed to factors such as the increase in the cost of food as well as a delayed response to the sharp deceleration in real incomes in the final months of the year. For 2012, prospects are for a recovery in consumption at the retail level driven by the expressive hike in the minimum wage that should favorably impact lower income families.

     In 2012, the outlook is that interest rate cuts, the nominal increase of 14% in the minimum wage and the expected dilution of international tension could all have a beneficial impact on the Brazilian economy. Low unemployment rates and rising consumption are expected to act as drivers of Brazilian growth. More specifically, the consumption of basic items and foodstuffs at the retail level are forecast to record increasing growth in 2012 thanks to higher purchasing power in lower income households. IMF forecasts indicate an evolution in Brazilian GDP of 3.0% in 2012, rising 4.9% in 2013.

     Brazilian exports – In 4Q11, the volume of Brazilian chicken exports was 7.7% higher than 3Q11. Compared with the same quarter of 2010, this increase was 7.9%. Revenue from chicken exports in US$ was 8.9% higher in 4Q11 against 3Q11 and more than 20% against 4Q10. According to the Brazilian Poultry Farmers Union -UBABEF/Secex data, chicken export volume in 2011 was 3.2% higher than the preceding year (with a revenue increase of 21.2%). The progressive opening of the Chinese market, which begun in 2011, will be crucial to providing growth momentum in Brazilian exports over the next few years.

     The performance in the pork meat segment was less vigorous in 4Q11 as well as the year as a whole. Export volumes in 4Q11 versus 3Q11 rose just 2.2% while revenue increased more than 12.0% on the same comparative basis. However, in relation to 4Q10, export volume in the final quarter of 2011 was 1.6% down, although revenue increased 11.5%. Export volumes ended 2011 with a decline of 4.4% compared to 2010 and an increase of revenue of 7.0%. With the Russian trade ban on Brazilian meat in 2011, which had a major negative impact on the segment, the expectation for the pork processing industry is for diversification of export destinations in 2012. Asia represents the best prospects for sustaining Brazilian overseas sales in 2012, with promising business in markets such as Hong Kong, China and South Korea. Recent approval for pork shipments by the US could help open up markets such as Japan and South Korea. For the president of Abipecs, (Brazilian Pork Production Industry and Exporters Association) these Asian markets are important for the quantity of meat consumed and the demand for better quality and higher value-added products. The measure could also open up exports to Europe, another market where sanitary rules are particularly demanding.

Annual report 2011 / 19

     In relation to beef (in natura and industrialized), total export tonnage in 4Q11 increased 2.6% against 3Q11 (revenues increasing 1.8% in the same period). In relation to 4Q10, there was growth in export volume of 10.9% and an increase in revenue of 26.1%. Exported volumes of beef fell 10.8% in 2011 against 2010. On the other hand, revenue was 11.7% over 2010, driven by higher meat export prices and exchange rates for the US dollar.

     In general, 2012 is shaping up to be a positive year for Brazilian meat exports. Expectations of opening of new markets, the recovery in traditional ones and the growth in demand coming from emerging markets should lift the volume of Brazilian meat exports during 2012, more especially chicken meat which will benefit from the impact of higher beef prices.

     Raw material – The average price of a sack of corn on the domestic market fell 4.4% in 4Q11 versus 3Q11 due to the reduction of 12.3% in export volume in relation to the preceding year. Compared with 4Q11 and 4Q10, domestic corn prices remained 4.9% higher due to the sharp rise in prices on the international commodities markets (+ 10.5% above 4Q10) partly offset by final inventory 2.2% higher in Brazil when compared with the previous year. Soybean prices on the Brazilian market suffered a decline of 3.7% in 4Q11 versus 3Q11 with the outlook of a record area under this crop in Brazil and Argentina in addition to greater supplies coming onto the US market in September/October. Compared with 4Q11 and 4Q10, prices on the domestic market fell 6.0% due to higher year-on-year inventory. Prices on the international soybean market rose 5.5% compared with 4Q11 and 4Q10 due to a decline in output in US production of 90.6 in 2010 to 83.2 million tons in 2011 (-8.2%). In the year 2011, corn increased 37.5% and soybeans, 14.7% in the Brazilian market, while international prices registered an increase of 59% for corn and 25.9% for soybeans.

20 / BRF

World poultry panorama*

Thousand tons – *"ready to cook"* equivalent

*Chicken, special poultry and turkey

Production

19,350
19,170
5.0%
14,133
13,459
13,806
13,206
11,540
11,440
2,932
2,902
2,750
2,700
24,077
23,258
USA
Brazil
China
EU - 27
Mexico
India
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Exports

4.8%
3,607
3,440
3,320
3,261
1,270
1,250
500
460
445
410
225
200
828
743
Brazil
USA
EU - 27
Thailand
China
Argentina
Others
2012[1]
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

World pork panorama

Thousand tons – equivalent carcass

Production

51,280
49,500
22,530
22,480
10,466
10,278
2.1%
3,295
3,227
2,020
1,965
1,960
1,960
11,932
11,667
China
EU - 27
USA
Brazil
Russia
Vietnan
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Exports

2,309
2,246
2,000
1,900
1,160
1,160
2.1%
582
570
280
260
145
140
186
181
USA
EU - 27
Canada
Brazil
China
Chile
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

World beef panorama

Thousand tons – equivalent carcass

Production

12,048
11,463
2.0%
9,210
9,030
8,050
8,000
5,550
5,520
3,285
3,060
2,600
2,500
16,720
16,610
USA
Brazil
EU - 27
China
India
Argentina
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Exports

1,380
1,350
3.8%
1,375
1,325
1,275
1,100
1,250
1,241
504
501
475
465
1,982
1,878
Australia
Brazil
India
USA
New Zealand
EU - 27
Others
2012[1] increase
2012[1] decrease
2011[2]
[1] Estimated
[2] Preliminary
Source: USDA/Oct 11

Annual report 2011 / 21

Exports average price – pork

US$/Kg
3.3
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
1.5
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
11.98%
2.81
2.59
2011
2010

Source: ABIPECS

Exports average price – poultry

US$/Kg
3.3
3.1
2.7
2.5
2.3
2.1
1.7
1.5
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
17.4%
2.12
1.97
2011
2010

Source: UBABEF

Grains price – corn

R$/bag 60 kg
30
25
20
15
10
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
44.9%
23.65
23.26
2011
2010

Source: FNP

Grains price – soybean

R$/bag 60 kg
55
50
45
40
35
30
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
14.9%
49.09
45.50
2011
2010

Source: FNP

Milk price

R$/litre
0.95
0.80
0.65
0.50
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
17.41%
0.846
0.721
2011
2010

Source: CEPEA

Exchange rate

R$ x US$
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
Jan 11
Feb 11
Mar 11
Apr 11
May 11
Jun 11
Jul 11
Aug 11
Sep 11
Oct 11
Nov 11
Dec 11
1.81
1.71
2011
2010

Source: Bloomberg

22 / BRF

Production

     In 2011, BRF produced 5.8 million tons of foodstuffs, in volume terms, 4.1% higher than reported in 2010. The larger part of this growth was in the meats segment. The Company pursued a policy of prioritizing enhanced commercialization margins for all segments in detriment to growth in volume and market share.

     Operations were terminated at São Lourenço do Sul (RS) and Itatiba (SP) and production transferred to Carambeí (PR) (milk-based beverages) and Teutônia (RS) (pasteurized milks). The decision to relocate manufacturing activities was due principally to logistical matters.

     During the year, the production process was focused on redirecting production from Russia to other markets without impacting volume output. In line with plan, the Company also started operations at Copercampos and gradually ramped up capacity at the Lucas do Rio Verde (MT) plant. Also in line with plans, additional production synergies were captured and organizational structuring implemented following CADE’s approval.

     The Company also established a procurement intelligence area for monitoring risks and opportunities along the more important production chains and implemented Global Sourcing. A significant portion of captured synergies were obtained through the implementation of optimization projects as a result of joint efforts by the supplies and technical areas.

     On the innovation front, BRF launched 288 new SKUs, namely: Food Services - 14; domestic market – 43; exports – 121; beef - 82 and 28 in the dairy products segment. A start was made on the building of a new technologies center in Jundiaí (SP) to support the innovation processes with operations scheduled to begin during 2012.

Domestic market

     Domestic market sales evolved 14.3% to R$ 11.6 billion, a period marked by less robust consumption rates compared with 2010. Additionally, the increase in the price of commodities exerted upward pressure on production costs. On the other hand, price and cost management policy, the efforts made to improve sales team productivity and investments in innovation contributed positively to results.

     Meats – Despite an increase in costs – more especially those of grains – the meats segment posted a 18% improvement in revenue with the commercialization of 1.8 million tons in the year. Total revenue was R$ 9 billion.

     Other processed products – In 2011, BRF dedicated special attention to innovation in the frozen product business. The distribution of the Sadia-branded products under the Escondidinho label was expanded throughout Brazil and reported excellent sales performance. The Perdigão Meu Menu line was also expanded, consumer reception being particularly good. Total revenue for the segment was R$ 2.0 billion, a growth of 2.3%.

Production	2011	2010	% Ch.
Poultry Slaughter (million heads)	1,756	1,623	8
Hog/Cattle Slaughter (thousand heads)	10,979	10,563	4
Production (thousand tons)
Meats	4,250	3,992	6
Dairy Products	1,102	1,110	(1)
Other Processed Products	445	469	(5)
Feed and Premix (thousand tons)	11,239	10,723	5
|GRI FP9|

Annual report 2011 / 23

Exports

     Operations in the international market developed satisfactorily in 2011. Despite oscillations in foreign exchange rates, the economic crisis in Europe, the Russian trade ban on Brazilian meat imports and the escalating costs of commodities, net sales grew 12.3% to R$ 10 billion, equivalent to a volume of 2.2 million tons, 1.2% lower than the preceding year due to the strategy of prioritizing wider margins.

     Some markets such as Europe, Japan, China and Singapore helped drive a positive performance while the Middle East and Egypt, affected by popular uprisings (the Arab Spring), as well as Iraq, reported a weaker business climate. The European Plusfood division turned in results above forecast reflecting strategic changes in the client and product portfolios and the modernization of the industrial unit in the Netherlands.

Market performance

     Far East – Volumes grew 4% and revenues, 20.1% in the year despite pressure to reduce prices in the final quarter in the Japanese market, which had performed well up to the end of the first half. We expect margins to be squeezed in this market until local inventories adjust to demand.

     Eurasia – Revenues fell 26.6%, with volumes also down 31.5% due to the Russian ban on imports from the majority of Brazilian exporting plants. However, the Ukraine took a large part of the volume originally destined for Russia, alleviating most of the negative impact of these import restrictions.

     Europe – In this region, difficulties in some countries, especially Greece, Italy and Portugal have had no impact on our businesses. Sales revenue in this market increased 8.1%, albeit on lower volumes of 9.2% due to the Company’s switch in strategic focus to higher value added particularly in the case of those products made at Plusfood, which expanded its portfolio, from the increased local productive capacity.

     Middle East – Sales revenue was up 5.7% on stable volume. Margins were squeezed for products such as chicken griller – a heavily demanded product in this market, more especially in the 2H11. However, while our marketing campaigns focused on the religious period of Ramadan with the objective of further enhancing customer loyalty to the Sadia brand - Top of Mind in the region -, it also served to relieve some of the pressure on margins for in natura products. The Company’s objective in this market is to add value by building a new industrial unit in the United Arab Emirates focused on the production of processed products (breaded products, hamburgers etc.).

     South America – Revenues increased 55.2% and volumes 14.8%. In addition to growing demand in these markets, business benefited from the incorporation of the acquired Avex and Dánica operations as from 4Q11 in Argentina.

     Africa and other countries – In Africa, the Company continued to pursue its principal objective of improving relationships with some distributors in those regions of the continent considered strategic, the area as a whole growing sales revenue by 32.7%, while in other countries growth was 51.7%.

Dairy

     An improved product mix was instrumental in increasing the dairy product sales revenue 9.8% to R$ 2.5 billion. The atypical spike in sugar and the continual upward pressure on milk prices paid to the producers, pressured production costs in the segment.

     Some important steps were taken in remodeling the industrial complex in this segment and promoting the Naturis line, Sadia-branded danbo and mozzarella cheeses and the new packaging with zero waste concept for Batavo milk.

Food Services

     In 2011, this segment reported a performance which was better than the average for the market. This reflects the importance of the Food Service business in the Company’s expansion strategy in a process which adds in customer service as a competitive differential. Sales revenue increased 19.7% to R$ 1.4 billion. The result is largely due to the growth in the consumption of away-from-home meals, increased purchasing power nation-wide, more especially the C class, and by the increase in food service chains as a result of a growing number of shopping malls not only in the major cities but also in upcountry areas.

     The management model for the area contributed to results, reflecting the adoption of processes representing the best practices of both Sadia and Perdigão following the effective merger of the two. Examples are the added value in the delivery of beef and the improved focus on the service provider areas with dedicated portfolio and commercialization areas. In addition, the adding of value in the positioning of the global accounts contributed to the performance of the Food Service segment.

24 / BRF

Economic and financial performance

Cash generation, expressed as EBITDA, reached R$3.2 billion, an increase of 23.1%, indicative of improved earnings and capture of synergies.

     Cost of sales – The cost of sales rose 12.4% to R$ 19 billion. Although the cost of the corn and soybean meal – increased 38% and 15%, respectively, during the year and there was also pressure from other costs such as direct raw materials and labor, COGS was 74.1% of net sales, 60 basis points lower than the preceding year, principally due to captured synergies.

Net sales – BRF registered net operating sales of R$ 25.7 billion in the year, 13.3% higher than 2010, principally supported by good performance in the domestic market and the Food Service segment. In 4Q11, the good performance was obtained by the commercialization of the festive line of products (year-end holiday season).

     Gross profit and Gross margin – Gross Profit amounted to R$ 6.7 billion, a gain of 16.2%, reflecting an improvement of 60 basis points, or 0.6 percentage points in gross margin, which increased from 25.3% to reach 25.9% of net sales, supported by revenue performance and synergy gains.

     Operating expenses – Operating expenses were 10.6% higher due to investments in the implementation of IT systems and in consultancy work related to the merger. Besides that, we obtained 60 basis points of gains.

     Other operating results – The amount of R$ 402.7 million in other operating results is 2.2% higher than the preceding year and incorporates income from the reversal of provisions, recovery of expenses, benefits plan and insurance claims. Expenses include: costs with the pre-operational phase of the new industrial units, loss damages, provision for tax and civil risks. In line with IFRS rules, participations in profits are also booked to this item.

     Operating profit and margin – The Company recorded an operating margin which was 130 basis points higher – from 6.5% to 7.8%, the operating result indicative of the improvement in business performance. Operating income before financial expenses (EBIT) reached R$ 2 billion, a gain of 34.8%.

     Financial – Net financial expenses totaled R$ 479.5 million (0.7% lower) and remained largely unchanged in relation to the preceding year. While currency volatility during the course of the year had an impact on increased outstanding debt and financial overheads, efficient risk management and the adoption of best practices of hedge accounting mitigated the adverse effects on financial result.

     In addition to the foreign exchange translation effect, allocation of cash to investments in Capex and acquisitions made during the year, increased net debt by 48.7% to R$ 5.4 billion, resulting in a net debt/ EBITDA ratio of 1.7 times, with a book currency exposure of US$ 470.7 million.

     In the light of the high level of exports, the company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), the Company uses financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) for conducting hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

Annual report 2011 / 25

     The use of non-derivative financial instruments for foreign exchange cover continues to permit significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

     In 12.31.11, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 645.2 million with a reduction in currency exposure in the balance sheet of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,360 million + EUR 316 million + GBP 69,3 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’equity, thus avoiding the impact on the Financial Expenses.

Debt profile
			As of 12.31.11	As of 12.31.10
R$ million	Current	Non current	Total	Total	%Ch
Local Currency	1,814	1,515	3,330	3,216	4
Foreign Currency	1,909	3,086	4,995	4,069	23
Gross Debt	3,723	4,601	8,324	7,285	14
Cash Investments
Local Currency	1,133	70	1,203	1,059	14
Foreign Currency	1,630	83	1,713	2,592	(34)
Total Cash Investments	2,763	153	2,916	3,651	(20)
Net Accounting Debt	960	4,448	5,408	3,634	49
Exchange rate exposure
US$ million			471	(85)	-

Value added distribution |GRI EC1|
R$ million	2011	2010	% Ch.
Human Resources	3,766	3,164	19
Taxes	3,743	3,530	6
Interest	1,645	1,642	0
Interest of Shareholder’s Equity	632	263	141
Retention	735	542	36
Minority Interests	(2)	1	-
Total	10,519	9,142	15

Breakdown of EBITDA
R$ million	2011	2010	% Ch.
Net Income	1,367	804	70
Non-Controlling Shareholders	(2)	1
Income Tax and Social Contribution	157	196	(20)
Net Financial Income	480	483	(1)
Equity Income/Other Operating Results	357	370	(4)
Depreciation, Depletion and Amortization	886	780	14
= EBITDA	3,244	2,635	23

26 / BRF

     Income Tax and Social Contribution – Income tax and social contribution totaled R$156.5 million for the year, 20.3% lower, due to differences in tax rates on the earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investments. However, in 4Q11, the Company booked R$ 215 million under this item with respect to the constitution of a provision for losses of income tax and deferred social contribution on tax losses and negative base for social contribution on net income and not to be used following the incorporation of Sadia into BRF, in accordance with expected for 2012, in line with CPC 24 (Subsequent Events –IAS 10), and CPC 32 (Taxes on Profits – IAS 12). The foregoing value reflects Management’s current best estimates. The final impact of Sadia’s incorporation with BRF will be calculated as at 31 December 2012. The provision will not affect the amount of dividends proposed/distributed relative to fiscal year 2011, and relating to the dividend distribution through the intermediary of payment of interest on shareholders’equity.

     Net income and net margin – Net income was R$ 1.4 billion in the year with a net margin of 5.3%, an increase of 70.1% in relation to the preceding year, reflecting BRF’s good operating performance and synergies captured – this despite the twin challenges of exports and associated currency volatility. In 4Q11, net income reached R$ 121 million, 66.4% down due to the factors explained above.

     As mentioned in the previous item, a provision was constituted in 4Q11 for the future incorporation of Sadia. Excluding this effect, the adjusted net income for the year would have been R$ 1.6 billion, an increase of 96.8%, with a net margin of de 6.2% and R$ 336 million in 4Q11, 6.7% lower and equivalent to net margin of 4.7%.

     EBITDA – EBITDA reached R$ 3.2 billion, 23.1% higher, recording a gain of 100 basis points in relation to the preceding year, building in the improvement in results and synergy gains in commercial cost and expense variables. On a year-on-year comparative basis, 4Q11 reported a reduction of 4.1%. In spite of factors already discussed such as: pricing pressure in some export markets, pressure from grain prices – reflecting in higher production costs for the principal raw materials, and strikes in the port of Itajai delaying shipments due to the need for diversion to other port causing the Company to turn in a narrower EBITDA margin, there was significant cash generation in 4Q11.

     Shareholders’ equity – As of 12/31/11, Shareholders’Equity was R$ 14.1 billion against R$ 13.6 billion in 12/31/10, a 3.5% increase and representing a 11.6% return on annualized investments.

     Combination of the businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible”item and to be subject to annual evaluation using the impairment test (non-recoverability).

     IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements.

Cash flow
R$ million	2011	2010
Cash flow from operating activities
Net income	1,367.4	804.1
Adjustments to reconcile net income cash provided by operating activities	1,897.9	3,057.3
	3,265.4	3,861.4
Variation
Trade accounts payable	(640.2)	(401.5)
Inventories	(538.6)	163.5
Suppliers	566.7	154.8
Payment of provisions for tax, civil and labor risks	(203.2)	(91.3)
Interest paid	(466.2)	(545.6)
Interest in shareholders' equity received
Payroll and related charges	(846.8)	86.3
	(2,122.8)	(629.8)
Net cash provided by (uses) operating activities	1,142.6	3,231.6
Investing activities
Cash investments	(230.2)	0.0
Business acquisition
Investments acquisition
Additions to property, plant and equipment
Additions to biological assets	(1,125.2)	(697.8)
Proceeds from disposals of property, plant and equipment	(492.2)	(376.1)
Additions to intangible	(58.8)	(64.7)
	(1,875.9)	(1,100.6)
Financing activities
Proceeds from debt issuance/ repayment of debt	259.5	(1,428.7)
Interest on shareholders' equity paid	(501.6)	(153.2)
Others	(84.2)	(1.3)
	(326.3)	(1,583.2)
Effect of exchange rate variation on cash and cash equivalents	115.8	(135.3)
Net (decrease) increase in cash	(943.8)	412.4

Annual report 2011 / 27

Meat production chain

Grains
Corn and soybean storage
Feed
Poultry and hog farms: eggs, parent, piglets
Processing
Poultry, hog and cattle slaughtering
Integrated outgrowers
Hatcheries
Whole sale
Transport
Distribution centers
Exports
Retail
Consumers

Dairy products production chain

Rural property
Pulp (fruit) and soybean
Retail
Milk collection point
Processing
Distribution centers
Consumers
Transport
Milk storage
Whole Sale

28 / BRF

Industrial units in Brazil

RR
AP
AM
2
PA
1
MA
CE
2
RN
PB
PI
PE
2
3
AC
AL
SE
RO
TO
BA
1
3
MT
5
1
1
1
GO
5
1
MG
1
MS
ES
1
3
3
SP
RJ
2
3
7
6
4
7
PR
SC
12
2
RS
18
5

Industrial units

BRF Brasil Foods

Distribution centers

BRF Brasil Foods

Distribution centers	42
Industrial units (meat, soybean and processed foods)	44
Industrial units (dairy products)	15
Industrial units (margarines)	2

Annual report 2011 / 29

Global Presence

7 Industrial units abroad
x5
Offices abroad
Industrial units
Exports

Sadia | Perdigão | Batavo | Qualy Sadia | Elegê | Chester | Na Brasa Perdigão

Miss Daisy | Ouro Perdigão | Naturis Soja | Prezato Sadia | Sadia Hot Pocket | Claybom | Meu Menu Perdigão

30 / BRF

Annual report 2011 / 31

Sales

		Thousand tons				R$ million
Domestic market	2011	2010	% Ch.	2011	2010	% Ch.
Meats	1,760	1,664	6	9,032	7,652	18
In natura	379	350	8	1,887	1,632	16
Poultry	251	232	8	1,112	933	19
Pork/beef	128	118	8	774	699	11
Elaborated/processed (meats)	1,381	1,314	5	7,145	6,020	19
Other processed	429	446	-4	2,043	1,996	2
Other sales	440	389	13	555	529	5
Total	2,629	2,499	5	11,630	10,177	14
Processed	1,810	1,760	3	9,188	8,017	15
% Total sales	69	70		79	79
Exports	2011	2010	% Ch.	2011	2010	% Ch.
Meats	2,153	2,220	-3	9,876	8,890	11
In Natura	1,840	1,875	-2	8,126	7,238	12
Poultry	1,582	1,594	-1	6,572	5,724	15
Pork / Beef	258	281	-8	1,554	1,513	3
Elaborated / processed (meats)	313	345	-9	1,750	1,652	6
Other processed	24	18	28	175	91	93
Other sales	40	6		42	4
Total	2,217	2,244	-1	10,093	8,985	12
Processed	337	363	-7	1,925	1,743	10
% Total sales	15	16		19	19
Dairy	2011	2010	% Ch.	2011	2010	% Ch.
Dairy products	1,071	1,078	-1	2,539	2,312	10
Milk	861	873	-1	1,720	1,586	9
Dairy products - processed	209	205	2	818	726	13
Food Service	2011	2010	% Ch.	2011	2010	% Ch.
Total	275	240	14.7	1,444	1,207	19.7
Total Sales	2011	2010	% Ch.	2011	2010	% Ch.
Total	6,191	6,062	2.1	25,706	22,681	13.3

Fiscal incentives |GRI EC4|
     BRF and some of its subsidiaries in Brazil have received tax and financial incentives granted at the federal, state and municipal levels. In 2011, in the federal area, these included benefits conferred by the Constitutional Fund for Central-West Financing (Financiamento do Centro-Oeste - FCO), created to attract investments and to foster regional development. Due to its exporter profile, the company was also granted with the benefit of tax sparing through Social Integration Program (Programa de Integração Social - PIS), Contributions to the Financing of Social Security (Contribuições para o Financiamento da Seguridade Social - Cofins) and Tax on Manufactured Products (Imposto sobre Produtos Industrializados - IPI) credit. The Company also invests in research and development projects focused on technological innovation, under the Goods Law.

 At the States Level, where they are engaged in manufacturing activity, BRF companies enjoy incentives relating to the Tax on the Distribution of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços ICMS), generally through the granting of presumed credits or participation in programs created by local administrations to attract investments, such as Fundopem (RS-Rio Grande do Sul), Prodeic (MT-Mato Grosso) e Fomentar (GO-Goiás), among others.

Shares as an investment
Financial volume traded on the BM&FBovespa and NYSE increased 74.1% resulting in an appreciation of 33.2% in the Company s shares.

Performance
     BRF s shares closed fiscal year 2011 posting an appreciation of 33.2%, against a devaluation of 18.1% in the Ibovespa, the principal stock index for the Brazilian equities market. This ranked the Company shares among the ten securities reporting the best appreciation for the period on the BM&FBovespa. Trading on the New York Stock Exchange (NYSE), BRF s ADRs also recorded a positive performance, rising 15.8% compared with the 5.5% for the Dow Jones Industrial Average.

32 / BRF

     The average daily financial trading volume on the BM&FBovespa and NYSE was US$ 79.6 million, 74.1% more than reported for the previous year. The Company s shares are a component of the principal stock indices for the Brazilian market, led by the Ibovespa, which includes the 69 most traded securities on the exchange, and the Corporate Sustainability Index (ISE), made up of equities of 36 companies committed to social responsibility and corporate sustainability. BRF s ADRs incorporate 57 indices on the NYSE for the US market, being one of the most traded Brazilian securities on the exchange.
     Remuneration paid out to Shareholders The Board of Directors approved the remuneration to shareholders for the total amount of R$ 632.1 million, corresponding to R$ 0.726723260 per share with payouts on 08/29/2011 (R$ 0.33591469 per share) and on 02/15/12 (R$ 0.39080857 per share) in the form of interest on shareholders equity with retention of withholding tax at source in accordance with legal requirements. The amount paid out to shareholders with respect to fiscal year 2011, represented 40% of net adjusted earnings for the period.

Buyback of Shares On 05/30/11 the Company s Board of Directors authorized a share buy-back program to run for 90 days for the acquisition of up to 4,068,336 common shares, all book entry and with no par value, corresponding to 0.466% of its capital stock. The Program is designed to maintain the shares as treasury stock to attend the needs of the Stock Option Plan and the Additional Stock Option Plan , both approved by the Ordinary and Extraordinary Shareholders Meeting of 03/31/2010. The total repurchase amount during the period was 2,630,100 shares.

Performance on the NYSE			Performance on the BM&FBovespa

BRFS	2011	2010	BRFS3	2011	2010
Share price (US$)*	19.55	16.88	Share price (R$)*	36.42	27.34
Traded ADR (volume) - million	488.8	286.9	Traded shares (volume) - million	593.7	558.7
Performance	15.8%	28.9%	Performance	33.2%	20.5%
Dow Jones Index	5.5%	11.0%	Bovespa Index	(18.1%)	1.0%
*Closing price			IGC (Brazilian Corporate Governance Index)	(12.5%)	12.5%
			ISE (Corporate Sustainability Index)	(3.3%)	5.8%
			*Closing price

Annual report 2011 / 33

BRF

CHESTER
PERDIGÃO
margarina
Dánica
200g
Sadia
Ervilhas

32 / BRF

INCREASING THE FOCUS OF SUSTAINABILITY IN THE VALUE CHAIN

•	To consolidate the Company s position as a catalyst for sustainability in Brazilian agriculture;
•	To identify and reduce the principal social and environmental risks in the value chain (from farm gate to the dining room table);
•	To develop new opportunities along with the value chain.

Procurement policy |gRI FP1, hR2, hR6, hR7|

The Monitoring Program implemented in 2011 is designed to ensure sustainable practices at the suppliers.

     BRF is committed to disseminating sustainable practices along its supply chain. All suppliers (inputs; grains, meal and oils; beef; dairy products; agriculture; logistics) are in compliance with the Company s Procurement Policy. The acquisition of goods and services takes the following aspects into account: commercial feasibility, cost competitiveness, technical capacity, economic and financial status and alignment with social and environmental policies and guidelines.

     The Company therefore requires its suppliers to adhere to minimum environmental and human-rights standards. Some public sources of information are constantly checked, such as the Slave Labor Black List and the Ibama (Brazilian Environmental Protection Agency) Embargoed Areas List. These processes are in line with assumed voluntary commitments, such as: On the Right Direction Program, National Compact for the Eradication of Slave Labor, and Global Compact (fundamental principles in the areas of human rights, labor rights, environment and corruption). (See the chapter Total Commitment to Sustainability for more information). In addition, suppliers must also comply with other criteria depending on their industry s peculiarities. In the case of grains, the Company does not purchase from suppliers involved with illegal deforestation in the Amazon region. Integrated outgrower properties undergo constant assessment and, in the event of non-compliance with established environmental and social commitments, an action plan is prepared to rectify the situation.

     Beef cattle procurement involves checks with the Mato Grosso State Environment Protection Agency (Sema) website and presentation of the Cattle Freight Document and the Rural Property Listing Certificate issued by the National Institute for Settlement and Land Reform (Incra). Twenty percent of the beef cattle slaughtered are proprietary-reared through partnerships or services agreements (fattening or weaning).

    Annual report 2011 / 35

     BRF holds inspections to ensure compliance with the criteria (self-assessments; documentation and services audits at production sites; extension agents visits to integrated outgrower properties). No events of non-compliance were recorded in 2011. Failure to comply with the agreed terms gives the organization the right to terminate agreements with suppliers.

Monitoring |GRI HR2, HR6, HR7|

     To promote a sustainable and competitive supply chain, the Company pursues operational excellence via programs such as the World-Class Supply Chain, Supplier Chain Monitoring, Integrated Supplier Management ( Gestão Integrada de Fornecedores GIF) and the Health, Safety and Environment Program ( Programa de Saúde, Segurança e Meio Ambiente SSMA). This is an in-house practice that is being progressively expanded to its suppliers (see the chapter Enhancing Human Capital for further information).

     The World Class Supply Chain program, which seeks excellence in management of costs and services to clients, made important progress in 2011. Among these advances, the most important were the training of 65 employees in best procurement practices; the consolidation of the internal process of category analysis; and improving the preparation of the technical team in the execution of projects involving cost reductions. In addition a procurement office was opened in China as part of the Global Sourcing process.

     The Supplier Chain Monitoring Program was created in 2011 to identify the main social and environmental risks present in the chain, reducing impacts on society and developing new opportunities for action. The program operates through six working groups (Beef Cattle; Grains/Meal/Oils; Logistics; Agriculture; Supplies; Dairy Products) intended to disseminate sustainability and improve BRF s relationship with its suppliers.

     Supplies Over the year, 140 suppliers (packaging materials procurement; investments and power; inputs; partnerships, meats and sales; freight and logistics services) were invited to self-assess their sustainability and management practices (human rights, the environment, product quality). In addition, nine on-site audits were held. In 2012, we aim to contact 14% of key suppliers through self-assessment questionnaires and perform on-site audits in 30 companies.

     Grains, meal and oil State of Mato Grosso meal and soybean suppliers deemed critical due to their operations close to the Amazon biome also undertook self-assessments. In 2012, the assessments will be extended to other regions where we purchase grains.

     Agriculture The integrated outgrowers are of fundamental importance and act in partnership with BRF, thus ensuring that standards of quality and sustainability are included at the base of the productive chain. In 2011, various activities were undertaken to ensure the sustainability of the integrated outgrowers: 1) training of all the extensionists in the BRF Conformity Index; 2) training of the integrated outgrowers in relation to health service waste reverse logistics; 3) course on the environmental impacts relating to the Sustainable Hog Farming System; 4) development of a model for evaluating the level of economic sustainability of the rural properties.

Beef Cattle The 300 largest suppliers in the beef chain were visited and replies obtained on human rights, the environment, rural installations, storage and disposal of raw materials, animal handling and well-being, food traceability and reproductive, sanitary and food handling. The goal is to have all suppliers audited by year-end 2014.

     Logistics One of the program s main initiatives involved training 251 outsourced drivers and assistants in the fight against roadside sexual exploitation of children and adolescents. In addition, conditions for transport employees were improved, such as reducing the workday of delivery teams and respecting the rest times for truck drivers (between 10 p.m. and 5 a.m., the vehicles are blocked by the satellite tracking system).

     The work of these suppliers ranges from the transport of inputs to factories to the delivery of products to the sales points, in a complex operation requiring a constant search for sustainable alternatives. To that end, the Company also works to reduce environmental impacts, by taking better advantage of truck space to reduce the number of movements, a compulsory standard of renewing the fleet within five to ten years and a project for taking advantage of freights, among others.

     Also in logistics, we released the Integrated Suppliers Management ( Gestão Integrada de Fornecedores GIF) project, awarding and ranking partners based on criteria of quality, cost competitiveness, business sustainability and attention to people and the environment, including fleet-management model and fuel consumption.

     Dairy Products BRF has three major programs intended to increase competitiveness in the diary product chain. Based on the close relationship with integrated pork and poultry producers, these programs are intended to leverage milk production and rural incomes.

     Launched in the last quarter of 2011, the Payment for Quality Program ( Programa de Pagamento por Qualidade Pró-Quali) encourages producers to improve their in natura milk product with financial rewards for the supply of higher quality milk (such as fat content and total solids).

     Along the same lines, the Best Farming Practices ( Boas Práticas na Fazenda ) program seeks to raise raw-material quality by providing support to producers in genetic improvement and animal health and stewardship. In addition, the Agrega Leite program is to be implemented in 2012 to help ranchers increase quality and manage costs in a more sustainable manner. In addition, it intends to encourage those who are not yet in milk production to expand their business.

     Suppliers Code of Conduct One of the fruits of the Monitoring Program was the redesign of the Suppliers Code of Conduct in late 2011. The main objective is to reaffirm the commitment to responsible management and sustainability, including ethical behavior, relevant socio-environmental topics (such as combating child or forced and compulsory labor, workers rights of association and proper environmental management), as well as minimum standards to be observed by suppliers. To enhance the process, all new contracts will include a statement of awareness and agreement with the Code. The goal is to make 40% of key suppliers to the business aware of the standards by year-end 2012. |GRI HR2, HR5, HR6, HR7|

36 / BRF

Suppliers subject to human rights assessment |GRI HR2|

	Contracts with	Response to	Audit/technical	Suppliers that
	Human Rights	self-assessment	visit at suppliers’	subscribed the
Segment	Clauses	questionnaires	facilities	Code of Conduct
Integrated outgrowers - poultry and hog	100%	100%	100%	Not applicable
Supplies (1)	20%	6%	2%	19%
Grains, meal and oils (2)	100%	22%	9%	70%
Beef cattle producers(2)	Not applicable(3)	-	60%	-
(1) Considering the value of purchases
(2) Considering volume of purchases
(3) Considering one-off (spot) purchases only. Even when there is no agreement, these suppliers are subject to questioning on the matter. Purchases are blocked should an event arise.

Local suppliers |GRI EC6|

     There is no set policy involving preference for local suppliers from the same states as the production units although the Company maintains at each regional hub a team responsible for local service and regionalized procurement.

     In 2011, 24% of the maize and sorghum and 10% of the soybeans the Company consumed were purchased from local producers. Also, 100% of the beef cattle were acquired in the state of Mato Grosso, where the Company s two beef processing plants are located. Around 70% of milk purchases come from Brazil s Southern Region, due mainly to the location of manufacturing units and milk catchment areas.

     Also 60% of the integrated outgrowers are also located in the South region (states of Santa Catarina, Rio Grande do Sul and Paraná), reflecting the need to keep production close to food processing.

     Local Development BRF s work with integrated producers of the Carambeí (PR) region had the objective of transforming the production line from turkeys into a chicken line. Way beyond the concern for financial gain, the project has considerable social appeal, as it has helped to keep them integrated into the rural medium and strengthened socioeconomic order of the Paraná region. This concern granted the financial support of the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES), with funds from the social credit facility of the Institution. The amount, R$ 66 million, was used for works and other project expenses. |GRI EC4|

Share of local suppliers in procurement (% of value spent with suppliers from the state) |GRI EC6|
State(1)	2010	2011
Mato Grosso	41.7	60.8
Minas Gerais	38.8	48.8
Santa Catarina	48.1	47.5
Rio Grande do Sul	50.8	46.6
Bahia	-	42.3
Paraná	34.0	40.2
São Paulo	60.5	37.0
Federal District	-	33.7
Goiás	25.0	30.6
Rio de Janeiro	24.3	ND
(1) Only the units that made up 80% of total production volume were selected. For this reason, the
Bahia and Federal District units do not appear in 2010 and Rio de Janeiro was not considered in 2011.

Annual report 2011 / 37

Incentive for the recycling chain

     BRF embraces the guidelines of the National Solid Waste Policy and takes part in joint food-industry initiatives, such as the sectorial commitment of the Brazilian Aviculture Union ( União Brasileira de Avicultura Ubabef ) to take action to encourage the recycling chain. As such, it is initiating a campaign to recover and recycle its product packaging. Two partnerships stand out in this context: one with TetraPak and involving UHT milk cartons and another with TeraCycle for frozen products containers (cardboard) and plastic margarine tubs.

     As part of its partnership with Tetra Pak, in 2011, Batavo brand reinforced its packaging recycling program and took on a commitment to reduce waste from milk. To do so, it developed packaging with a format preventing accidental spills and making it easier to fully use the product. The positioning assumed by the brand at the Mundo Batavo campaign seeks to make the consumer aware of the benefits of recycling.

     The partnership established with the NGO TerraCycle, since 2010, is now promoting the BRF Brigade, an initiative to make consumers aware of the proper disposal of packages, through sending frozen products and margarine s packages to the entity. To each package colected, it is donated an amount to an assistential entityThis past year, 196,303 packages were collected, supporting, among others, the Association of Parents and Friends of Exceptional Children (Associação de Pais e Amigos de Excepcionais - Apae) of Nova Mutum (MT). The activity involved 615 consumer s Collection Team, surpassing the target of 400 set for the year.

     Another initiative was the Turma da Mônica [Monica s Gang] promotion in the World Circus. Developed with Maurício de Sousa Productions, by purchasing two products of the Turma da Mônica Perdigão line, the consumer could exchange the packages for a child s admission ticket to the circus show. 380 children participated in the event.

     In 2012, the Company intends to expand its solid-waste management actions by supporting a series of steps: structuring selective waste collection at the administrative headquarters and reverse logistics projects for some of the waste materials generated at the Company; replacing plastic bags at corporate stores with reusable and compostable options; and tracking the industry agreement for compliance with the National Solid Waste Policy. |GRI EN27|

Support to initiatives

     Throughout 2011, BRF contributed to the agreement between the Beverage Industry Union [Sindicato da Indústria de Bebidas - Sindibebidas) and the Trash and Citizenship Institute, in Paraná, for the training of professionals and the purchase of equipment for collection cooperatives associated with the entity, enhancing the capacity for sorting and preparation for the recycling of urban solid waste. In 2011 as well as member of the Brazilian Poultry Farming Union (União Brasileira de Avicultura - Ubabef ), the Company agreed with the Secretariat of the Environment of the State of São Paulo to adopt actions for encouraging the chain of recycling, with the intent of gradually increasing the portion of urban solid waste collected and sent for recycling. Both these initiatives could potentially increase the capacity for collecting and recycling urban waste in the coverage areas, particularly due to its harmonization with measures in the solid waste policies. |GRI SO5|

System lifecycle

     To broaden the assessment of the impacts, BRF began its Lifecycle Assessment in 2011, in partnership with the Universidade de Santa Catarina. The pilot scheme comprehended the poultry production system in Concórdia (SC) and breaded products (nuggets) output in Chapecó (SC) in which an assessment of quality of feeding, transportation and other stages along the production chain was undertaken. For breaded products, the checks include elements such as flour and packaging.

     The first results of the pilot scheme will be presented in 2012, and the study will be expanded to include pork production. At this stage, the processes will be subject to SWOT analysis for collecting data to support decisions which will guarantee quality products with lower environmental impact. |GRI EN26|

Compliances with international standards and certifications |GRI FP2|

Supplier areas	Materials	% complied in accordance with international certifications	Geographic origin
Supplies(1)	Packaging materials derived from cellulose	59%	Southeast, South, Midwest and Northeast
Grains, Bran and Oil (2)	Soybean oil	100%	South, Midwest and Northeast
	Palm and palm kernel oil	100%	Malaysia
	Soybean meal	94%	South, Midwest and Northeast
(1) Considered certification: FSC (Forest Stewardship Council) seal
2 Considered certifications: ISO 9001; ISO 14001; RSPO (Round Table on Sustainable Palm Oil); RTRS (Round Table on Responsible Soy Association); Proterra Standard; GMP+.

38 / BRF

Animal well-being

BRF s animal rearing systems use production techniques and equipment adapted to the concepts of animal well-being, according to a policy that respects the five animal freedoms: freedom from hunger and thirst; freedom from discomfort; freedom from pain, injuries and disease; freedom to express their normal behavior; and freedom from fear and stress.

     In 2011, BRF set up the Agricultural Innovation Department to develop and manage animal comfort-oriented projects (such as poultry farm climate control and animal stewardship), hog genetics and reduced animal manure generation.

     Strict standards are adopted for the correct transport and handling of animals, with the use of exclusive vehicles suited to the activity and the work of trained operators. Training sessions are conducted annually in the poultry producing units, including the outsourced ones. During the past year, 23 incident cases were opened involving non-compliance with laws and regulations related to animal transportation practices, one of which resulted in a warning and 11 in the application of financial penalties. Another 11 cases were the result of a discrepancy in the documentation submitted. |GRI FP13|

     Poultry Heaters, ventilators and atomizers are used to increase animals thermal comfort and daily temperature and water consumption controls are in force.

     The production units meet the criteria of density, elimination, environment and transport, as set out by the Ministry of Agriculture, Livestock and Supply (Ministério da Agriculture, Pecuária e Abastecimento - MAPA). The units producing for export likewise conform to the health directives of the European Union and the requirements of certain customers.

     Chickens and turkeys are raised on a commercial line |GRI FP11| that is labor intensive for adapting handling so as to eliminate the beak trimming procedure (aimed at preventing the cannibalism among the birds). This process is only followed in the (male) chicken matrices and in the production of turkeys (animals with a greater proclivity towards cannibalism). |GRI FP10|

     The use of hormones is prohibited in the production of animals for slaughter under Brazilian legislation; moreover it is not technically and commercially viable (requires individual injection), and there is no scientific evidence that the use of such substances is economically advantageous. Under current legislation, antibiotics are to be used when prescribed by veterinarian, considering the positive lists and waiting periods relating to the maximum legal residue limits. Anticoccidials (substances that control microscopic parasites that attack animal intestines) are permitted in poultry production, provided that approved products are used and the maximum residue limits are observed. Anti-Inflammatories are not used. |GRI FP12|

Production units meet Ministry of Agriculture criteria for density, elimination, ambience and transportation. Units producing for export also abide by European Union animal well-being guidelines and the requirements of certain customers.Hogs Hog farming facilities are designed to maintain an appropriate environment for the animals. One hundred percent of males are immunocastrated (using a vaccine registered with and approved by the Ministry of Agriculture and in over 60 countries, principally in the European Union). The practice of tooth-clipping (performed on newborn piglets to reduce injuries to other piglets or udder sores) is being gradually abolished, and the use of injected drugs is being reduced.

     Caudectomy (a practice adopted by all countries or companies engaged in intensive commercial production, which is described in the Manual of Good Practices on Swine Production - Embrapa Technical Circular of December 2006) is used to prevent cannibalism. Techniques such as ear tags, notching or tattooing are used to identify piglets. |GRI FP10| The Company respects the minimum spacing standards in stalls and in troughs and 100% of its pigs of commercial or in-house genetic lineage are bred in the typical industrial system, in multiple sites. |GRI FP11| BRF follows a list of drugs which are permitted under Brazilian law and by the markets for which their production is intended, with a breakdown of the information relating to the channel, application dose and waiting

period. |GRI FP12|

     Beef cattle Ranches and cattle confinement facilities meet animal well-being standards (there is no specific legislation, BRF has a standard of Animal Well-Being that is respected by all farms supplying the Company), and comply with best production practices, with appropriate means in place to enable cattle to express their natural behavior (specific training in these standards is provided to the ranch hands). All beef cattle are kept in third party farms or feedlots, fed and supplied with products from and under the technical guidance of BRF until they reach slaughter weight. All ranches where cattle confinement is practiced have valid environmental licenses to operate, animals are registered with the Sisbov system (allowing traceability) and the ranches undergo bimonthly audits by the inspection authority. For dairy cattle, the Company purchases milk on the spot market, there being no producer integration/loyalty system. |GRI FP10, FP11, FP12|

Annual report 2011 / 39

PROMOTING
SUSTAINABLE
CONSUMPTION

•	To make significant investment to ensure that the Company s products increasingly match health criteria (reduction in levels of sodium, sugar, trans fats and saturated fats and the inclusion of nutritious ingredients);
•	To view social inclusion in the consumer market as a business opportunity for the Company (be more actively involved in the pyramid base).

Commitment to healthiness is expressed in products with reduced sodium and fat content and enriched with nutrients.

     BRF is conscious of its responsibility and social role in the provision of safe and healthy foods to consumers and clients. It offers a total of around 3 thousand items from a comprehensive portfolio of products developed for different consumer profiles and aligned with the Company s commitment to healthiness.

     Impacts on consumer health and safety are assessed for all products, from the earliest stage of concept development through product and packaging research and development, manufacture, production, storage, distribution and supply. |GRI PR1|

     The process includes analyzing the shelf life (retention of sensory, physicochemical and microbiological characteristics), testing product/packaging interaction, storage, handling and extreme abuse in preparation to guarantee safer products for the consumer. Laboratory analyses support the preparation of the nutritional facts table and tests to determine the preparation method of the product, when necessary.

     From the nutritional point of view, one of the goals is to adjust products deemed critical in sodium, trans/saturated fats and sugar content and to meet the demands of domestic, food services and overseas clients for reducing these ingredients.

A process of reducing sodium content is underway in line with the goals negotiated by the Brazilian Food Industry Association (Abia) and the Ministry of Health for some food categories. In

2011, research projects that began in the preceding year were implemented to reduce the sodium content of Perdigão-branded products Turma da Mônica line, including breaded items and sausages. Several projects similar in scope are in progress for other brands, as are studies for the replacement of additives with natural ingredients.

     Trans fats reduction has been studied since 1999 and, in 2005, in a pioneering move in Brazil, the Company released its first trans fat-free margarines. This was expanded to include every item in the Qualy line as well as those intended for the international market. Again in 2005, the company began reducing the use of trans fats in industrialized meats and pasta and in 2011, this was extended to frozen desserts. |GRI FP6|

      The same concern also applies to the development of school meal products. In 2011, the Company put into place certain conditions for these products, such as: a sodium content ceiling of 500 mg/100g, absence of allergenics, vitamin and/or mineral enrichment and the presence of fiber.

     The Company also observes additional nutritional profile criteria in tender bids, such as: minimum protein and maximum fat and sodium content, ingredient types, absence of chilli and food colorings. BRF serves the São Paulo State Government supplying more than 2 thousand schools and more than 100 city halls in the state, and has also begun operating in the state of Paraná. |GRI FP4|

Annual report 2011 / 41

     In addition, the Company develops products with higher fiber content and enriched with vitamins and minerals in its retail and food services lines. Whole flour, wheat meal and whole grains are used to enrich baked and pasta products with fibers. With the addition of vitamins and minerals to products in general, use is made of purified ingredients obtained from certified suppliers. The minimum dosage added to the products complies with the legal limits and takes into account the conditions of product processing and storage to guarantee alignment with contents declared on the labels. |GRI FP7|
     The dairy products area has redesigned its portfolio with regard to sugar, sodium, fat and synthetic ingredients (such as flavors and colors) content and has developed innovative products with natural ingredients as a means of meeting contemporary nutritional consumer demand. The labels carry clear information on product composition and comparisons with other items to help consumers decide what line best represents their lifestyles. One step in this direction came with the 2011 bolstering of the Batavo Naturis Soja line s market communications with the announcement of 100% vegetable-based and lactose, cholesterol, trans fat and sodium-free products.

     In order to provide guidance and educate consumers about the healthy movement, the packaging for breaded products by Perdigão Turma da Mônica line indicates the recommendation to use roasting as the main method of preparation, instead of frying (second option). The use of the oven makes food consumption healthier. The same advice is given to consumers in Europe and Africa.

Reduction of ingredients(1) |GRI FP6|		Increase of nutritious ingredients and additives(1) |GRI FP7 |

Category	% sales volume of products with reductions out of the category sales volume
		Category	% sales volume of products with increased nutritious or functional ingredients
Dairy Products		Dairy Products
Refrigerated Products	6.20%	Refrigerated Products	31,10%
Pasteurized Milk	0.40%	Pasteurized Milk	0,40%
UHT (Ultra High Temperature		UHT Milk	0,30%
Processed) Milk	22.50%	Powdered Milk	53,00%
Powdered Milk	8.70%	Domestic Market
Grocery Items	3.40%	Breaded Products	8,87%
Foreign Market		Sausage	0,22%
Margarines	0.04%
Domestic Market

(1) Data regarding fiber, vitamins, minerals, phytochemicals and functional elements related only to products changed and launched in 2011, not including reductions made in previous years.
Note: For BRF [Brasil Foods], the definition of a food additive is identical to that of Anvisa: any ingredient intentionally added to food without the purpose of providing nourishment, in order to modify the physical, chemical, biological or sensory characteristics, during manufacture, processing, preparation, handling, packaging, packing, storage, transport or management. (Administrative Order SVS/MS 540, of 10/27/97).

Breaded Products	8.87%
Frozen Pies	27.71%
Sausage	0.22%
Ready-made Meals	5.73%
Linguiça (Type of sausage)	6.76%

(1) Data regarding saturated fat, trans fats, sodium and sugar only related to the products changed and launched in 2011, not including reductions made in previous years.

42 / BRF

     In Europe, about 40% of Company s products have already adapted to the clean label movement that reflects the preference for products that do not use or contain few artificial ingredients (such as colors, flavors or preservatives). Products with reduced levels of salt and sodium are also offered, as a requirement of the market.

     In Africa, the commitment to health is also expressed in leaflets distributed with suggestions for meals for the week, encouraging the addition of a healthy side dish (like salads).

     The dairy products sector, as its bases, adopted directives for its portfolio redesign considering sugar, sodium, fat and synthetic ingredients contents (such as flavoring and coloring), and the development of products with natural ingredients and benefits that are not explored in the categories, in order to meet the most updated nutritional needs of consumers. Their labels carry clear information on product composition and comparison with other items to help consumers decide which line best represents their lifestyle. A big breakthrough in this area occurred with the increase, in 2011, of the disclosure of the Batavo Naturis Soja line - 100% vegetable and completely free of lactose, cholesterol, trans fats and sodium.

     From the standpoint of the brand, there was the launch of Mundo Batavo campaign. The main concept is zero waste, expressed by the innovative packaging of UHT milk. It has a tilted shape and a larger cap to avoid waste; they can be recycled and are certified by the Forest Stewardship Council (FSC). The FSC seal, one of the most respected forest certifications in the world, ensures that the paper used in packaging production comes from forests planted in systems that respect the environment, workers and surrounding communities. |GRI EN26| Aware of the importance of participating in strengthening its industry and the economy of the country, BRF also seeks to collaborate with technical and scientific development in the areas it serves. To do so, it launched the Open Innovation Program, which aims to increase the capacity of research and technological development in partnerships with universities, research institutes and partner companies, encouraging scientific and technological production, patent generation and article publication.

Products and services

     Consumers play a special role in the product development process by contributing to testing by the Sensory and Instrumental Analysis ASI area, created in 1996 to understand and translate consumer wishes. The area now has more than 10 thousand registered consumers. Men and women of different social classes are called to participate in individual and group tests conducted in the Research and Development laboratory to evaluate products and to express opinions, providing guidance for the improvements necessary.

     Further assessments are made by in-house staff trained to become judges. With a dedicated structure and governance, the Office of Research & Development Projects ensures the implementation of demands from various areas such as Marketing, Production, Procurement and Quality Assurance, creating safe products and services adapted to the needs of customers and consumers.

     The R&D area also studies ways to reduce environmental impacts, with a strong focus on reducing packaging materials and items consumed in production. The projects involve the optimization of existing materials or the search for new materials, while maintaining or improving the quality and/or performance. Some of the main projects in 2011 include reducing the volume of cardboard boxes and increasing and standardizing their structure, thus cutting the use of corrugated cardboard by about 4%, equivalent to approximately 500 tons over the year. Similarly, the decreased use of low density polyethylene was obtained in the manufacture of shrink and stretch films, 8% and 20% respectively, representing savings of more than 500 tons per year. |GRI EN26| Monitoring at all units and covering 100% of production volumes is supported in lab assays and periodic control checklists, this process being undertaken according to standards set by the Ministry of Agriculture or the National Sanitary Inspection Agency (Anvisa), in line with internationally recognized food-safety standards.

Annual report 2011 / 43

International Certifications |GRI FP5|

     Ten production units have Global Standard for Food Safety (BRC) and International Food Standard (IFS) certifications. These units represented approximately 20% of the Company s production in 2011.

     Considering the sector where BRF operates, as well as the demands of its principal stakeholders, obtaining these certifications is not compulsory, but primarily reflects the demands of international customers and markets. The Company also holds the following certifications: ISO 9001, ISO 14001, ISO 18001, Halal, Kosher (dairy products Teutônia), BRC - Global Standard for Food Safety, IFS International Food Standard, LDV ALO - Agricultural Labeling Ordinance - Swiss Law, Global G.A.P (Eurepgap) and ISO 17025:2005

Labeling

     The labels on 100% of BRF s products carry standard information on content, services and packaging. They include information on the ingredients, a nutritional table, storage conditions, date of manufacture, expiration date and preparation/consumption, in line with the legislation of the countries where they are commercialized. |GRI PR3| For products with dietary claims (such as the Batavo Pense Light, Naturis Soja and Sadia Light cold cuts lines), the labels make reference to such attributes. In addition to the express labeling as to the presence or absence of gluten as an ingredient in line with Brazilian legal requirements, there are also notices on other allergenic substances, such as chilli, sesame, soy, peanuts, milk and milk derivatives. The Company proposes to promote a continuous improvement in the dairy products segment in 2012 through projects for the dietary classification of all products according to worldwide tendencies and comparatively with the competition. Beginning in the second quarter of 2012, these improvements will already be featured on dairy product containers. |GRI FP8| When the company hires third parties or is responsible for developing products or performing activities for third parties, this condition is added to the label with the produced by/for note.

     The labels also report items that may have environmental or social impacts, anticipating solutions that provide more information to consumers. An example is the use of the Halal seal on products manufactured in plants certified according to the requirements of this standard, which determines Islamic provisions for the production and slaughter for food to be consumed by Muslims.

     BRF believes that packaging is an important communication tool that can be used as a tool for environmental education. An example is the inclusion of directions regarding the post-consumption handling of packaging, according to the selective discard symbols prepared by the Brazilian Packaging Association (Abre). This improvement is gradually being implemented in the Company.

Consumer satisfaction |GRI PR5|

     Surveys carried out over the year indicated a 99.79% satisfaction rate among the 24,720 Perdigão, Batavo, Sadia and Elegê brand consumers interviewed by telephone. Over the year, 309,996 calls/ correspondence from consumers were received. Most were received by telephone (71%), followed by the Internet (27%) and by mail (2%). The key element in consumer participation was suggestions for new products - studied by the Company and then launched on the market. Complaints about products and criticisms were just 6% of the total. One of the issues identified was the lack of knowledge among consumers about conservation and the handling of products, which encourages specific instructions on these aspects.

     As an important element in our clients portfolio, the away-from-home food industry entrepreneurs were also given special attention. BRF is seeking to better understand their needs which, supported by surveys, will lead to launches specifically intended for this segment in 2012.

     BRF also established channels in the foreign market serving customers and consumers in order to maintain a communication flow to identify demands, implementations and/or technical clarifications. As an example, Plusfood (Europe) product packaging provides contact information to submit questions and complaints.

Marketing | GRI PR6 |

     The Company will use a new marketing policy in 2012. Their guidelines are being constructed from the best Perdigão and Sadia practices and statements from agencies and associations such as the National Advertising Self-Regulation Council (Conar), the Brazilian Association of Food Industries (Abia) and the National Health Surveillance Agency (ANVISA). In the international market, communication follows the legal requirements of each country.

44 / BRF

     Through its campaigns and marketing activities, BRF seeks to emphasize values such as diversity and adopt strict guidelines regarding messages to children. Accordingly, in 2009, it made a commitment to Abia and the Brazilian Advertisers Association (ABA) to establish, on a voluntary basis, strict criteria regarding communication for children.

     Among other things, it stipulates that advertising and marketing tools are based on hard and reliable data. It rejects any form of embarrassment and/or discrimination, the use of misleading or abusive advertising communication or information and, in particular, that which promotes violence or prejudice, exploits fear or superstition, takes advantage of the lack of judgment and experience of a child or other vulnerable groups, disrespects environmental values or is able to induce the public to behave in a way that is harmful or dangerous to its health or safety.

Annual report 2011 / 45

DanaSweet
Batavo
COM SAL
Elegê
Creme de Leite
Batavo
Leveza

40 / BRF

ENGAGEMENT WITH
STAKEHOLDERS

•	To involve stakeholders in decision making;
•	To improve accountability in matters involving sustainability, prioritizing transparency and key stakeholders.

The Company has a close relationship with key stakeholders in order to identify relevant themes and improve the management of sustainability.

     BRF is improving its level of stakeholder engagement, increasing the quality and quantity of consultations to predict the relevance (materiality) of sustainability-related matters for stakeholders and to improve management. In 2011, the Company intensified the debate on the six pillars of sustainability established for its business by consulting employees, senior management, suppliers, clients, consumers, the communities contiguous to its plants, government representatives and organized society. |GRI 4.14, 4.15|

     The company held three on-site panels for an in-depth analysis and to validate the matters deemed relevant for each sustainability pillar. Each panel consisted of an average of 20 members. In São Paulo, one of the meetings was addressed to an in-house audience of managers while another had representatives from all groups regarded as essential to the Company s engagement efforts. In relation to 2010, consultations were expanded with the holding of a multi-stakeholder panel in Chapecó (SC).

     During the panel sessions, participants presented their views on progress made in handling sustainability as applied to the business and quality of reporting. The sessions also highlighted current and future challenges associated with the pillars, as well as opportunities for improvement in the provision of information on the relevant aspects. Ten of the Company s leaders were also consulted with the purpose of identifying the most relevant aspects to be emphasized in the 2011 Annual and Sustainability Report. |GRI 4.16, 3.5|

     The following are among the main expectations given for the sustainable management of BRF:

•    Actinfluencingandbroadeningengagementinthesupplychain, and its consumers, to affirm the position of leadership in issues regarding sustainability;

•    Ensuresustainablegrowthinthemediumandlongterm, balancing the impacts of expanding activities with the environmental and social dimensions;

•    Promotetheeducationofsustainabilitytoitsworkforce,sothat the subject is part of the BRF s new organizational culture and becomes routine in its activities;

•    Involvecustomersandconsumersinpromotingsustainable consumption and developing healthier products;

•    Efficientlyusethenaturalresourcesinvolvedintheproduction process;

•    Essentiallyworkonthe TotalCommitmenttoSustainability pillar as a way to ensure the internalization of sustainability as a value for the Company.

     Over the year, workshops with negotiators and managers were held to address BRF s joint responsibility for practices in its supplier chain. An additional goal was to provide inputs for improving supplier monitoring and engagement. Participants included representatives from the six business fronts (beef cattle; grains, meal and oil; logistics; agriculture; supplies; dairy products) as well as the Quality and Sustainability areas. Another initiative was the Field Day meeting with cattle ranchers to align the sustainability criteria BRF suppliers are required to meet.

Annual report 2011 / 47

Social investments

|GRI so1|

BRF s social investments have traditionally been aimed at the locations that help make it one of the world s largest food companies.

     Based on its vision of collaborating for a better and more sustainable world, the Company has made a strategic decision to establish an environment for dialog and joint action with the communities to foster local development. The Company s social investment is jointly managed by the BRF Institute team, the result of the merger between the Sadia Institute and the Perdigão Institute, and by the Local Social Investment and Community Relations Committees (CISRC), which are made up of Company employees. In 2011, 290 employees were involved in 27 committees.

     Basic premises for the promotion of local development via social investment:

1.  Expanding the vision of what development means in each context based on local assets and needs;

2.  Reinforcing the inter-industry networks for local development;

3.  Contributing to the strengthening of local organized civil society and for qualitative public policies for all;

4.  Encouraging employees to donate their time and knowledge to foster development.

Network empowerment

     The Active Community Program assumes that inter-industry and systematic action is required to establish what development means to each municipality, as well as to find viable and transformative solutions for existing socio-environmental challenges. In addition, BRF believes that the community must be the leading protagonist in the process if there is to be effective social transformation.

     The initiative works to facilitate and empowerthe Community Development Councils (CDCs), which are made up of BRF employees and representatives from organizations that represent or serve the population of the districts where BRF units operate. These include organized society, residents associations and NGOs, in addition to schools, city governments, universities, System S organizations (e.g.: Industries Social Service - SESI, National Service for Industrial Apprenticeship - SENAI, National Commercial Training Service -SENAC), etc. The program is organized in partnership with the Paulo Montenegro Institute (Ibope) and involves three stages: identification by the CDC of priority matters for those districts, as well as of their needs and potentialities; participative population engagement; and development and execution of joint planning with the involvement of new partners as required.

     Participative consultation is the method used to promote dialogue between CDC and the public regarding the local situation and priorities. The work is performed by members of CDC, who are trained at Paulo Montenegro Institute.

     Research is not focused on the validation of projects to be performed or funded by the Company, but in mapping out the reality and the opinion of the population on topics that may be the focus of activity of the CDCs.

     The program s pilot scheme began in 2010 in Chapecó (SC) and Concórdia (SC). The results led the Company through its Institute and the CIRCs to continue and upgrade efforts in the two municipalities, as well as to expand the program to Toledo (PR), Dois Vizinhos (PR), Francisco Beltrão (PR), Uberlândia (MG) and Lucas do Rio Verde (MT). The projects created and implemented by the CDCs to year-end 2011 benefited about eight thousand people. In 2012, a new CDC will be established in Ravena (MG).

     Also focused on strengthening inter-sector networks, but with a specific and thematic emphasis not just territorial, BRF implemented, in partnership with Childhood Brasil, Laços de Proteção [Protective Ties] Project. The initiative aims to fight domestic and sexual violence against children and adolescents in the cities of Vitória de Santo Antão and Bom Conselho, both in Pernambuco. In both towns, the project trained 110 members on the Rights Guarantee Systems (SGDs) to better understand the rights and possibilities in complying with the rights of children and adolescents. The training also supported the strengthening of links between these members and created a preliminary diagnostic project of the status of the guarantee system in each of the municipalities, the limits and any potential. The choice of BRF to work on, together with Childhood Brasil, a specific project regarding defending the rights of children and adolescents is supported by the Company s interest in deepening its commitment to the cause, formalized when it became a signatory of the Pacto na Mão Certa (On the Right Direction Agreement). In 2012, the diagnosis will be further developed together with the organizations that comprise the Guarantee System and a plan will be drafted for implementing projects to strengthen the SGDs in these two towns.

Third sector

     In 2011, one-off investments were made to support four social projects in the municipalities of Concórdia (SC), Francisco Beltrão (PR) and Jacarepaguá (RJ), with benefits to around eight thousand people. The efforts focused on improving children s and adolescents access to information on topics relevant to their health and well being, as well as environmental awareness and conservation, and boosting their development through sport.

     Sports are supported by the Instituto Lançar-se para o Futuro [Reaching for the Future Institute], which aims to promote the development of children and youth by initiating and playing sports, as well as supporting the development of high performance athletes, when applicable. About 600 children and adolescents participate in activities in Rio de Janeiro, where 55 young people were considered to have potential for becoming professional athletes and received scholarships to help with costs. In addition, the Instituto Lançar-se para o Futuro has the support of BRF to strengthen its administrative and financial management. For 2012, it plans on spreading the initiative to Pernambuco, where the company has industrial plants.

48 / BRF

     In 2012, a specific program will be created to strengthen organized civil society (third sector) in the municipalities where the Company is located.

Public policies

     Concórdia Digital (Digital Concórdia) Started in 2009 in Concordia (SC), the project aims to bring the methodology of educational computing to the classrooms of town schools. The initiative is jointly developed with the City s Department of Education and the Jaborandi Institute. In 2011, the project reached its final stage, with the training of 18 multidisciplinary teachers and the beginning of the transformation of public policy work, with the transfer of the development platform for the City s Department of Education - a process that will be completed between 2012 and 2013.

Educar é Cuidar (Educating is Caring) Resulting from the partnership with Instituto Avisa Lá and the Department of Education of Buriti Alegre (GO), the project aims to contribute to improve the quality of education for children through the continuing education of teachers.

     In 2011, activities focused on the experience of nourishing the children as well as the process of cultural integration, learning the rules of coexistence, exercising independence and identity construction.

     Empreendedorismo e empregabilidade Estação Digital [Entrepreneurship and Employability Digital Station] - Developed in Bom Conselho (PE), the initiative aims of providing training in information technology for young audiences, contributing to their employability. The work is carried out in partnership with the Instituto de Apoio à Universidade de Pernambuco [Supporting Institute for the University of Pernambuco], the City of Bom Conselho, the Bank of Brazil Foundation and Oi Futuro. In 2011, 211 students took the course, which has already benefited 853 people since its inception in 2008.

     Tempo de empreender (Time to act) In partnership with Instituto Camargo Corrêa, Sebrae and local partners, BRF seeks to foster entrepreneurship based on the concepts of sustainability, strengthening agribusiness managed by the community and collaborate with the recovery of local biodiversity through the creation of nurseries that can generate income for the residents in the region of Lucas do Rio Verde (MT).

BRF volunteers

     Launched in the second half of 2011, the BRF Volunteers program aims to enable volunteer employee participation in actions intended to bring about positive changes in the communities where they are embedded in line with the Company s values and corporate social investment guidelines.

2011 Infrastructure Actions

City	Action
Francisco Beltrão (PR)	Renovation of the factory s neighborhood square, with the painting of railings and toys, planting and taking caring of flower beds, restore the involvement of families and children living together. After this movement, the square was adopted by the Unit, which became responsible for its maintenance.
Mineiros (GO)	Repair of facilities and equipment of Parque Infantil Escola Polivalente [Multipurpose School Playground].
Uberlândia (MG)	Effort to clean the Parque do Sabiá [Sabiá Park] and symbolic planting of trees.
Lajeado (RS)	Renovation of seats, toys and flower beds, poles and ropes of public paths of the Professor Theobaldo Dick City Park, in partnership with the City.
Videira (SC)	Cleaning the banks of the Rio do Peixe, revitalization of painting the footbridge and improved lighting.

Annual report 2011 / 49

     More than 80 initiatives were taken over the course of approximately four months, involving 700 volunteers and 81 local partners with 225 hours of activities and benefits to 27 thousand people.

     Of the actions implemented, those concerned with infrastructure contributed to the upgrading of the facilities of seven social organizations serving the residents of Bom Conselho (PE), Capinzal (SC), Herval D Oeste (SC), Lucas do Rio Verde (MT), Rio Verde (GO), Salto Veloso (SC) and Uberlândia (MG), and renovating five public areas (parks and public squares) in the municipalities of Francisco Beltrão (PR), Mineiros (GO), Uberlândia (MG), Lajeado (RS) and Videira (SC), with a direct impact on residents quality of life. |GRI EC8| In 2012, volunteer actions will start in 13 new cities. |GRI EC8|

Support for municipalities

     Social Action The program, led by the human resources department of the company, aims to facilitate access to services in the areas of health (medical, dental and nutritional guidelines), citizenship (withdrawal and/or legalization of documents, legal advice) and education, and provide cultural, leisure and sports activities in the cities where BRF has production units. The Company, in partnership with local companies and institutions (such as Sesi, with Cozinha Brasil), acts as an agent for social change, encouraging employees and town unions to exercise citizenship, solidarity and volunteering, working for the social development of the region and country. In 2011, the initiative took place in the cities of Mirassol D Oeste (MT), Cruzeiro do Sul (RS), Caiaponia (GO), Videira (SC), Itumbiara (GO), Ijuí (RS) and Carambeí (PR), with 92,316 beneficiaries. Since its inception in 2003, the program has accomplished nearly 450 thousand actions.

     Support for entities R$ 500,000 was donated to the Fundação Luverdense de Saúde for the expansion and modernization of the São Lucas Hospital in Lucas do Rio Verde (MT), for which BRF provides maintenance services. The project, already under implementation, provides for increased hospital facilities, with the inclusion of 20 new beds, as well as the acquisition of new equipment for diagnosis and treatment given to patients. |GRI EC8| In addition, the Company donated R$ 100,000, to the Fundo Estadual dos Direitos da Criança e do Adolescente de Pernambuco [State Fund for the Rights of Children and Adolescents of Pernambuco], via Tax Incentive Law (Law 8.069/1990), which was directed to the Pernambuco Project to Fight Sexual Violence, led by Childhood Brasil.

Sport

     Sadia-sponsored investments in sport are driven by two elements: high performance and engagement. With the former, which involves sponsoring confederations, athletes and high-performance events, the Company intends to maintain its close ties with sport helping develop several different sporting activities in Brazil. The second focus engagement reflects the belief that food and life must be good, encouraging sport through outreach events and guidance towards adopting new attitudes. From the Company s perspective, sport should not be viewed as an obligation but as the most entertaining way of leading a healthy and balanced life.

     The Sadia Platform includes the following programs: sponsorship of the Brazilian Judo Confederation; support for the Brazilian Water Sports Confederation; rhythmic junior and high-performance gymnastics in Toledo (PR); and the Sadia Family (a group of sponsored athletes). The main objectives are getting the public to engage in sporting activities and fostering healthier and more balanced lifestyles for those practicing sport and for the population in general and not forgetting its importance in the light of the approaching 2016 Summer Olympics to be held in Brazil.

     Brazilian Judo Confederation (CBJ) Sadia is the main sponsor and exclusive provider of food for the Confederation. In Brazil, there are 3 million judo practitioners and 700,000 national athletes. The sport has earned the country 15 medals in Olympic Games and 28 medals in world championships. The sponsorship highlights Sadia in all development initiatives of the sport, especially with the Olympic Games in Rio de Janeiro in 2016.

     Brazilian Aquatic Sports Confederation (CBDA) Sadia is a supporter of the Brazilian Aquatic Sports Team and the exclusive supplier of food for the Confederation. There are about 11 million players and 100,000 national athletes in five sports: swimming, marathon swimming, diving, water polo and synchronized swimming. Brazil won 11 Olympic medals in this sport and 12 awards in world championships. As in judo, these sports will be highlighted in the 2016 Olympics.

50 / BRF

     Toledo Rhythmic Gymnastics Association In 1996, Sadia created a school of rhythmic gymnastics to benefit the community and the daughters of employees of the Toledo factory. As of 2002, the team has been sponsored by Sadia, who is responsible for the provision of professional support, coverage of travel expenses and national and international sponsorship of high-performance athletes. Currently, the project is structured for both the development of basic and high performance athletes. The Association has 1,500 girls and young practitioners and 30 high-performance athletes. In 2011, the team was a double champion in the adult Paranaense Championship and runner-up in the Pan American Cup. The highlight was athlete Angélica Kvieczynski, who won three medals at the Pan American Games in Guadalajara in 2011 (two bronze and one silver).

     Athletics The athletes sponsored are those of the Instituto Lançar-se para o Futuro who were victorious in the Brazilian Interclub Championship in Porto Alegre (RS) and in the Brazilian Minors Championship, winning four gold medals. Three athletes stood out and received special support in 2011: Bárbara Leôncio, Ros0ngela Santos and Jefferson Lucindo. Rosangela was the feature for the year: gold medalist at the Pan-American Games in Guadalajara in the 100 meter dash and 4x100 meter relay, winning and breaking the national record.

     Sadia Family of Athletes The athletes sponsored are those recognized today as athletes with true chances of making achievements in the next Olympics and the promise of sponsorships. Sadia believes that the sponsorship of athletes is the best way to make the values and attitudes encouraging healthier lifestyles tangible for the general public. Sponsorship is not just the visibility of results, but the life story told by each athlete, from the challenges faced to the achievements accomplished. In late 2011, the following athletes were sponsored: Gustavo Borges (swimming - four Olympic medals), Leandro Guilheiro (judo - two Olympic medals), Sarah Menezes (judo - two medals in the world championship), Bruno Fratus (swimming - fifth place in the 2012 World Championship) and Flávia Gomes (promise in judo). Three participants were also included from Instituto Lançar-se para o Futuro, who received special support in 2011: Bárbara Leôncio, Jefferson Lucindo and Ros0ngela Santos.

Annual report 2011 / 51

BRF

Elegê
Leite UHT Desnatado
Qualy
Cremosa
Qualy
Batavo
Kissy

44 / BRF

ENHANCING
HUMAN CAPITAL

•	To train and enhance the importance of the local labor;
•	To improve management practices for increasing the levels of employee satisfaction;
•	To include education for sustainability in the strategy for organizational development;
•	To provide guidance to the employees to act as agents for sustainability.

Development of the new BRF Culture was a central theme in the process of consolidation of values principles and beliefs.
     The year 2011 saw the development and alignment of the new BRF Culture. With the approval of the Perdigão-Sadia merger, one of the priorities in personnel management was to unify the best practices of each company as a means of consolidating the new Organization s values, principles and beliefs.

     At an early stage in the Culture Project in September 2011, the Company held a Leaderships Meeting when 600 executives from all our installations were encouraged to reflect on the subject. All the managers, officers, vice presidents and the CEO took part, beginning a process intended to make the Company a bellwether in personnel management.

     International expansion and the BRF 15 strategic plan stand as additional challenges in the construction of the new culture. Besides preparing the Brazilian domestic stakeholders for this change, the Company will have to meet the challenge of understanding overseas customs and integrating employees from different backgrounds. Even before the merger was approved, a robust communication plan was developed to quickly and efficiently keep employees abreast of details for implementing the new culture pre- and post CADE approval.

Employment

     At year-end 2011, BRF had 132,696 on its payroll, of which 118,859 were direct employees under open-ended labor contracts, 1,237 were direct employees with a set duration, 12,301 were outsourced and 299, interns.

     The Company sought to keep its team motivated throughout 2011 by dealing with aspects which had been identified as having room for improvement such as people attraction and retention. In this context, the jobs of employees at the production units were standardized according to market benchmarks, compensation brackets made more attractive and aligned with the local market conditions and an assiduity plan was implemented to reduce absenteeism. The initiative s impacts translated into a year-on-year reduced consolidated rate of turnover (monthly average), which dropped to 2.07% from 2.33%, and lower absenteeism to 3.25% from 3.38%, both factors being instrumental in improved compliance with production plans.

Annual report 2011 / 53

Total number of employees(1) |GRI LA1|

     Local hiring and the priority of promotion of employees are the pillars of human resources policy of BRF. Accordingly, in 2011, partnerships were strengthened with regional entities to train professionals for future hiring and maintaining the program I recommend , by which employees indicate candidates for employment opportunities. During the year, 25% of vacancies were filled by people coming from the initiative, which seeks to attract potential candidates for open positions.

     On another front, there was an upgrade from the internal screening program, aiming at encouraging employees to seek professional development and growth in the Company. Indicators were structured to follow, starting in 2012, the percentage of professionals recruited via internal selection. Established targets of internal recruitment already exist for positions of leadership, which represented 78 % of open vacancies in 2011. |GRI EC7| Women are encouraged to develop professionally, and their share in leadership posts has increased from 15% in 2010 to 19% in 2011.

     The Company also endeavors to increase hiring and retaining of professionals with special needs. During the year, agreement with the Labor Prosecutor s Office was signed whereby the Company will meet its legal quota in five years, subject to extension for an additional five as long as 50% of the requirement is met at the end of the first five years. Since 2007, BRF has promoted, in partnership with SESI, the Educational Center for Persons with Disabilities, whose goal is to provide primary and secondary education and training for entry into the labor market. The course includes classes in Braille (visually impaired), sign language (hearing deficiency), digital education, job training, arts and art therapy. In 2011, the Videira Centre (O Centro Videira - SC) received 60 students and the Center of Marau (RS) has prepared 53 students.

     The inclusion of indigenous peoples in the labor market is also promoted, aiming at the development and generation of employment and income. At the end of 2011, the company had on its staff, some 458 indigenous persons. According to BRF s Code of Ethics and Conduct, all employees receive equal treatment in the Company.

Contract type	2009	2010	2011
Open-ended	113,912	113,614	118,859
Set duration	447	647	1,237
Outsourced (2)	15,147	13,267	12,301
Interns	298	454	299
Total	129,804	127,982	132,696
(1) Including employees in Brazil, at Plusfood/Dánica/Avex and BRF-Sadia expatriates
(2) BRF intends to improve its outsourced employee management in 2012 using a mechanism to ensure standardized and integrated information.

Turnover (monthly average)(1) |GRI LA2|

		2010	2011
Number of severances		33,996	31,035
Turnover		2.33%	2.07%
(1) Data for Brazil only

54 / BRF

Workforce composition(1) |GRI LA13|

				Aged up to
Categories	Total	Women	Men	30	30-50	Over 50
Officers	56	8	48	0	41	15
Managers	516	104	412	11	449	56
Supervisors/coordinators	2,274	421	1,853	262	1,864	148
Administrative(2)	20,483	7,571	12,912	7,964	11,740	779
Operational	93,880	37,939	55,941	41,727	46,778	5,375
Total	117,209	46,043	71,166	49,964	60,872	6,373
%	100%	39%	61%	43%	52%	5%
(1) Brazilian employee data only
(2) Includes data on advisors (listed separately in the 2010 Annual Report)

     The Company values open and transparent communication and involves all areas in the internal disclosure of relevant information, respecting the rules of the Organization and the market. Employees communication with senior managers has as channels Human Resources and Shareholders Relations e-mails. The inbox is monitored daily by professionals of those areas and, after a first analysis, the online material is forwarded to the managers who will properly respond to the demands. |GRI 4.4| The dialogue with trade unions is also constant. In the event of major operational changes, such as those arising from sale or merger processes, organizations representing labor unions and BRF s leaders are notified in advance, but the collective agreements do not provide deadlines or procedures for notification of such changes. All employees are represented by unions, and in 2011, no disruptions to production due to strikes or other types of stoppage

were registered. |GRI LA4, LA5, FP3|

Compensation and Benefits

     BRF believes that the supplementary pension plan is an important benefit for the future of their employees and dependents. In 2011, it led the Project for Harmonization of Pension plans, in order to evaluate and redefine the management structure of the plans offered by Perdigão and by Sadia. All rights and all rules of the benefits that were maintained by the private Pension Plan of Perdigão Company and by Attilio Fontana Foundation were preserved, and a new plan was created to be offered to all employees who do not yet have a pension plan sponsored by the Company.

     Upon completion of the Harmonization Project, a new entity, Brazil Foods Private Pension Company (BFPP) will start to administer four plans, all voluntary and independent from the standpoint of equity and accounting (plans I, II, III and FAF - Extended Fund Facility). The first two are structured in the form of variable contribution and are closed to any new members. Plan III, created in 2011, is a defined contribution, and the FAF is a defined benefit.

     At the end of 2011, 13,791 employees participated in Plans I, II and III, which provide early and normal retirement benefits, disability benefits, death benefits and proportional benefit. The FAF - Extended Fund Facility- already had 16,513 participants. This plan is reviewed annually by Mercer Human Resource Consulting, and by virtue of its surplus situation, both the sponsors and participants do not contribute to pension funding since the beginning of 2010, restricting the resources to fund administrative expenses. In 2011, in order to cover expenses related to FAF plan, the sponsors contributed monthly values corresponding to 0.54 % of the salaries of the participants. |GRI EC3|

Occupational health and safety

     The Health, Safety and the Environment (SSMA Sa0.000000de Segurança e Meio - Ambiente) Program made significant headway in 2011.

The core objective is to educate employees on, and ensure their commitment to, reducing occupational accidents and illness. The strategic program was created in 2006 and is seen as critical if the Company is to rise to new levels of excellence in its accident-prevention culture. As a result of the effort, in 2011 there was an average 38.9% drop in the Accident Frequency Rate with time off work, including accidents to and from work: 3.06 against 5.01 in 2010. The goal is to achieve an annual reduction of 10%.

     Encouraging the adoption of safe behavior and the correction of possible risk situations in the workplace is the focus of training activities that are part of the SSMA, which covered 47,113 persons in 2011.

Annual report 2011 / 55

Safety indicators|GRI LA7|

Training and education

The Annual Training Plan encompasses actions for the non-managerial and executive levels. The former has an educational focus, addressing improvements in both technical and behavioral aspects in the workplace. The executive training plan involves preparation for innovative management practices and concepts, investing in the construction of the Individual Development Plan, the Collective Development Plans and the Leaders.

     Development Plan. Mid-level leaders have access to the Our Way of Leading Program. Students and newly graduated employees are offered intern and trainee programs. The internship program selects young early-career professionals to form aligned with the BRF culture and goals. The Trainee Program seeks to attract, develop and retain new talent, ensuring the training of professionals prepared to assume senior positions in the short-term and strategic positions in the medium / long term.

     The Company also adopts a policy of incentives that partially subsidizes the completion of specialized technical and language courses in a co-participative form with the employee.

     As part of its career development program, the Company periodically carries out executive performance and development assessments and analyses. This adds method and transparency to the succession process. Analyses are performed on the basis of analytical tools and structured data that allow the entire career curve to be viewed and identify potentialities. In 2011, 2,878 leaders underwent the process, equivalent to 2.46% of all employees. |GRI LA12|

Indicators	2010	2011
Accident Frequency Rate - with time off work (1)	5.01	3.06
Frequency Rate - occupational conditions (1)	0.96	0.20
Severity Rate (1)	473	216
Percentage Absenteeism (2)	3.38%	3.25%
Fatalities (absolute figures)	4	5 (3)
Accidents with time off work	1,078	690
Accidents without time off work	2,693	2,266
(1) Frequency and severity rates per each one million man-hours of work, according to NBR 14.280.
(2) The absenteeism rate concerns employees absent from work due to failure to appear or late appearance as a result of any intervening reasons.
(3) Two typical accidents and three accidents in transit

     In addition, there are several programs in place to ensure better health and safety conditions, such as substance abuse prevention and education, professional rehabilitation, participative ergonomics and health and safety dialogs, as well as programs relating to legal requirements such as medical controls and occupational health. |GRI LA8|

     SSMA Program, is also covered in most agreements with unions in relation to personal protective equipment (PPE), use of uniforms and work tools, disease prevention, composition and activities of the Internal Commission for Accident Prevention (Cipas), amongst others. The right to refuse unsafe work, although not included in collective agreements, is part of EHS policy. |GRI LA9|

     Formal SSMA Committees assist in the monitoring and counseling program, and represent 100 % of the employees. There are General Committees, with the participation of senior management, and Regional Committees and Safety, Health and Environment Units. There are also 121 Cipas, with about 2000 members. They are present in all units which demand the regulatory norm (NR 05). In places where there is not a mandatory training of CIPA, there is at least one member responsible for acting for the prevention of accidents. Specialized services in safety and occupational medicine are also maintained, with the participation of 647 professionals from safety engineers, doctors, nurses and nursing technicians, experts in occupational health, workplace safety technicians and speech therapists. |GRI LA6|

56 / BRF

Major training programs |GRI LA11|

Name	Purpose	Participants
Our Way of Leadership Program	Prepare the leadership on relevant issues regarding to people management.	1.912
Improve Program	Integrate and motivate the employee, aligning visions and attitudes toward business.	500
Leadership Development Program (LDP)	Preparing executives to enable them to establish and strengthen relationships, improving their professional role as agents of knowledge and change.	26
Individual Development Plan (IDP)	Developing key skills in executives individually. Topics included in 2011: agribusiness, supply chain management, branding, innovation, coaching.	17
Collective Development Plan (CDP)	Developing key skills in executives collectively. In 2011, the following trainings were carried out: Emotional Intelligence, Political Intelligence, Communication, Strategic Vision, Situational Leadership, Management Routine	39
Retirement Program	Preparing employees for retirement, assisting in the process of transition and adaptation of professional and personal life.	10

Human rights

     The issue of human rights as related to ethical behavior is addressed for about 20 minutes during the Institutional Induction Program for new hires. In 2011, this involved 26,679 people and 8,893 hours of training. In addition 862 attended leadership training courses focused on human rights held in 23 units and totaling 3,348 training hours. The program covered aspects such as the application of disciplinary measures; labor law; managers civil, criminal and labor liability and moral sexual harassment. In the Agriculture sector, an eight-hour training program was provided in Várzea Grande (MT) for all beef cattle negotiators. |GRI HR3| The integration program is also directed at security personnel, who are hired by third parties. All security guards, porters and receptionists go through two hours of prior training. Furthermore, security professionals must participate in training that has its content defined by the Federal Police and includes human rights. |GRI HR8|

Freedom of Trade Union association

     A structure is maintained in the Human Resources area dedicated to maintaining dialogue and interaction with labor union representatives. In 2011, there were no reports of any event that could compromise the employee s right to exercise freedom of association or collective bargaining to represent risk. Among the measures adopted to support the rights of freedom of association and collective bargaining are: Code of Ethics, an Integration Program and a commitment clause in collective agreements, Code of Conduct for Suppliers and a Human Resources Policy Trade Union Relations. |GRI HR5|

Annual report 2011 / 57

Batavo
Creme de Leite
Sadia
Asas
Sadia
Brócolis

48 / BRF

ADAPTATION TO
CLIMATE CHANGE

Risks and opportunities |gRI eC2|

•	To control and reduce environmental impacts (consumption and emissions) of the Company s operations, transforming BRF into an organization which makes a positive contribution to combating climate change;
•	To participate in sector movements and public commitments for offsetting climate change.

New Environmental Policy includes Management of Climate Change as a priority theme for the Company.

New Environmental Policy includes Management of Climate Change as a priority theme for the Company.

BRF is mindful of environmental issues and maintains several initiatives for the efficient use of natural resources and to mitigate the impact of its operations on the environment. Since 1996, the Company has had in place power rationalization and water use/reuse goals, achieving annual gains for these indicators. In 2011, it developed a new Environment Policy, fine tuning the guidelines already in place at Perdigão and Sadia and identifying the environmental issues most closely associated with its business and principal publics.

     The first priority was to start a plan to structure Climate Change Management, an issue deemed as a priority by the Company s risk-management area. Standard tracking of greenhouse gas (GHG) emissions rates and proper waste treatment and disposal indices is integral to the performance goals to be established starting in 2012 for continuously improving environmental quality and for the minimization and compensation of associated environmental impacts.

     Currently, the main initiatives to mitigating the impact on climate change involve the Sustainable Hog Farming System (the construction of bio-digestors on farms to reduce GHG emissions), the use of 100 % recyclable packaging of UHT milk; investments in forests; projects of increased energy efficiency and effluent treatment.

Risks and opportunities |GRI eC2|

Climate change has an impact on BRF s daily business. Extreme events such as drought or excessive rainfall, abnormal temperatures, hail, etc. interferes with grain supply and pasture conditions and, therefore, with the feeding of poultry, hogs and cattle. This requires maintaining teams dedicated to keeping track of grain prices and climate conditions in the main world producing regions.

     The risk of climate change also boosts the strategic decision to diversify the areas of agricultural production and manufacturing, with the installation of new units in the Southeast and Midwest and also with the operations internationalization. Examples include the expansion of activities in Argentina and the construction of a factory in the Middle East. In dairy production, the strategy is to gradually verticalize the chain, (i.e. making it more vertical) through projects of integrated production of livestock, to manage increased costs arising from the need to extend the confinement and / or supplementation of the animal because of the lack of pasture.

     To overcome the problems arising from increasingly frequent droughts in southern Brazil, for example, the company is seeking out new water supply options to meet their operations, such as the construction of treatment plants in nearby rivers. Too much rain is a logistical problem, with a loss and delay in loading of trucks and ships. To manage this risk, there is a diversification of areas of operations and ports used for export.

     Climate change has an impact on BRF s daily business. The acceleration in extreme events such as drought or excessive rainfall, abnormal temperatures, hail, etc. interferes with grain supply and pasture conditions and, therefore, with the feeding of poultry, hogs and cattle. This requires maintaining teams dedicated to keeping track of grain prices and climate conditions in the main world producing regions.

Annual report 2011 / 59

Climate change-related risks and opportunities |GRI EC2|

Risks	Impacts on BRF operations	Opportunities
Grain crop changes (maize and soybeans)	Crop loss resulting from either drought or excessive rains may have an impact on costs.	Prevention mechanisms: · Procurement in periods when prices are advantageous; · Hedging through agricultural derivatives; · Maintaining strategic stocks.
Changes in beef cattle herds and milk procurement	Climatic events such as La Niña may harm pastures, resulting in a need to increase confinement and/or provide supplemental feed, raising the farming costs.	· Gradually verticalizing the chain through integrated cattle production projects.
Changes in water availability	The increasingly frequent droughts may increase the Company’s costs and hamper access to the resource, with a major impact on operations.	· Diversifying the manufacturing plant, building new units in the Brazilian Southwest and central and western regions; · Internationalization of operations.

Emissions inventory |GRI EN16, EN17, EN19|

     The starting point for Climate Change Management was the preparation of the first consolidated (Perdigão and Sadia data) greenhouse gas (GHG) inventory in 2010, covering scopes 1 and 2. Scope 1 emissions also include HFC coolant gases, which represented 13,035 CO2eq tons, out of a total of 300,668 CO2eq tons in scope 1 emissions. The information does not include quantification of CFC cases, which is not required according to the Brazilian GHG methodology. Scope 2 comprehends emissions associated with electricity, and totaled 112,760 CO2eq tons.

     Data is for 2010 and was verified by a third party (by Way Carbon). For this initiative, BRF was awarded the Golden Seal of the Brazilian Greenhouse Gases Program (GHG Protocol Brasil). For the second consecutive year, the Company is listed in the Carbon-Efficient Stock Index (ICO2) portfolio, a joint initiative of BM&FBovespa and the National Economic and Social Development Bank (BNDES).

     One of the steps contemplated the training of 16 professionals, including the concept of climate change and how to perform the inventory calculation. In the process, suggestions for the improvement of the calculation tool were collected, which formed the basis for carrying out the recalculation of the inventory of 2010.

     The Company participated in the 2011 Climate Summit, held in Durban (South Africa), and in the Business for the Environment, in London and in Durban. It also endorsed the Communiqué Challenges of the 2°C, a statement of the organization The Prince of Wales`s Corporate Leaders Group on Climate Change (CLG), developed by the Program for Sustainability Leadership at the University of Cambridge. The document calls for urgent government action to limit global warming to 2°C and to stimulate the consolidation of an economy which is robust, green and resilient to climate.

     The main initiatives to reduce scopes 1 and 2 emissions include: |GRI EN18|

•  Operationalprojectsandactionstoreduceelectricityconsumption;

•  Purchaseofbiomass-firedsteamboilersattheIjuíandTeutônia (RS) and Ravena (MG) units to replace fossil fuels (three oil and one natural gas boilers);

•  Improvementstoeffluentandwastetreatmentstations;

•  Improvedhandlingofanimalmanure.

     For the logistics fleet, which is entirely outsourced, the actions were aimed at reducing kilometers driven and, consequently, emissions under scope 3. The actions included integrating operations at the Recife (PE) Distribution Center and 13 trans-docking points, reducing the number of vehicles required for deliveries. |GRI EN29| As the next steps, project opportunities will be identified to reduce emissions and also provide more efficient processes and better use of inputs. The following step is mapping of emissions in the supply chain to further define actions for mitigation. In the next inventory (base year 2011), ground transportation emissions will be included (logistics and distribution) and air travel of officials on business.

Greenhouse gas emissions |GRI EN16, EN17|
Emissions (CO2 equivalent tons)	2009 (1)	2010(2)
Scope 1 (direct)	410,507	300,668
Scope 2 (indirect)	53,858	112,760
(1) Emissions estimated by BM&FBovespa/BNDES’s ICO2
(2) 2010 emissions data were recalculated using improved methodology

     The inventory reflects the commitment to act publicly to mitigate and offset greenhouse gas emissions in its operation, as well as setting goals for reducing emissions through business models that include technological innovation, improving the energy performance and preponderant use of renewable energy. With results in hand, strategies for the short, medium and long term were outlined to reduce emissions and make its management more effective.

60 / BRF

In 2012, by sampling, the collection of information should also be standardized on emissions of NOx (nitrogen oxides), SOx (sulphur oxides) and particulate materials, which come from burning combustion fuels for steam generation, fuel use generators and equipment for cooking and smoking of foods. The implementation in meat production units was initiated after the approval of Cade. |GRI EN20|

Sustainable Hog Farming System |GRI EN18|

     The Sustainable Hog Farming System supports integrated outgrowers in the construction of biodigestors and systems to burn gases generated by treatment of animal manure. Implemented in 22% of the hog supply chain, the program s structure is based on greenhouse gas (GHG) emission reduction. It was reformulated in 2011 to enhance efficiency and managerial excellence.

     The project is voluntary and is aligned with the guidelines of the Kyoto Protocol, being held in partnership with BRF Institute integrated with hog producers. The initiative was a world first for a food company to register with the United Nations (UN), adopting the POA (Programme of Activities) methodology for the marketing of carbon credits.

     The project is part of a list of 50 global private sector initiatives highlighted by the body because they have an impact on poverty reduction and improvement in living conditions. The innitiative was published in the report Creating value for all - Strategies for doing business with the poor , from the United Nations Development Programme (UNDP).

The initiative is an element in the goal of reducing carbon emissions throughout the production chain. Taking into consideration projects already implemented, the potential for reduction is 591,418 annual CO2eq tons according to the United Nations Organization methodology. Reduction in 2011 was 163,669.30 CO2eq tons. The first emissions verification was undertaken in 2011 and is now at the carbon credits validation stage. After verification is completed, the Company will request issuance of a Certified Emissions Reduction Certificate (CER) by the UNFCCC (United Nations Framework Convention on Climate Change). It will be the first project in the world to request UNFCCC credits under the PoA method.

Zero Carbon Initiative

     Unveiled in 2009, the Vitória de Santo Antão (PE) unit will be the first meat processing plant in Brazil to neutralize 100% of carbon emissions during its construction period and during the ten years of activities as from the beginning of operations.

     Compensation will be in the form of reforestation with native Atlantic Rainforest seedlings in an area of 265 hectares to neutralize an estimated 137,620 CO2eq tons. Planting began in 2011, initially on an area of 10.23 hectares of the unit s own site, and is scheduled for completion by 2015. The initiative will also include environmental education for the surrounding communities through lectures, training courses and workshops.

Consumption

of resources

Materials

     In 2011, the Company used 10.5 million tons of grains and grain derivatives, all of it received in bulk. Since all products purchased undergo transformation (meal and maize into animal protein; oils into animal protein and margarine; and soybeans into soy meal and oil) there are no calculations for direct material content in the finished products. |GRI EN1| Due to the nature of the products and for food safety reasons, the production processes do not use recycled raw materials. The alternative is only available for secondary packaging that do not come into contact with foods. Considering cardboard boxes only, amounting to 164,514.18 tons in 2011, 67,813.51 tons, or about 40%, came from recycled materials. |GRI EN2|

Input materials and packages (tons) 2011 |EN1|
Inputs and raw
material	Direct	Indirect	Renewable
Agriculture inputs	425,825	-	No
Ingridients/dairy	369,571	-	No
Grains (soy and corn)/meal and oil	-	10,488,000	Yes
Materials for
packages	Direct	Indirect	Renewable
Cardboard	164,514	-	Yes
Cartridge	19,462	-	Yes
Glass	2,909	-	No
Polymers	7,550	-	No
Carton	23,604	-	No

Annual report 2011 / 61

Energy

     Efficient use of energy is a commitment made in the Company s Environment Policy (reformulated in 2011) because it is considered strategic to combating climate change, reducing costs and minimizing environmental impacts. Associated with other initiatives to support the pursuit of continuous improvement in energy use, the Energy Excellence Program was implemented in 2011, based on the best practices of Sadia and Perdigão, both of which had been working on the issue since the nineties.

     The program involves about 500 professionals, in all units, of which 30 are exclusively dedicated to the theme. The group is responsible for planning of short and long term energy management, for directing the implementation of continuous improvement plans for each unit, for monitoring the results and for proposing improvements in system power management. The targets are set by top management, which periodically monitors the results.

     A 1.9% drop in direct energy consumption was recorded in 2011 from the previous year, an indication of efficiency given that production rose by 4.1% during the same period. Consumption of 19,736,482.61 GJ represented savings of 374,913.77 GJ from 2010. This sweeps up data from all manufacturing units (meat processing plants, industrialized meat and dairy products units, animal ration factories and milk collection stations), consumption of which is monitored to identify opportunities for improved energy use.

     Out of total annual energy consumption, 95.78% came from renewable sources, reaching the 95% goal set for 2011. The improvement reflects largely investments migrating from equipment consuming power from non-renewable sources to a cleaner energy matrix, which also reduces greenhouse gas emissions. |GRI EN18|

     In addition, the Company maintains its Renewable Forests Program, intended to expand self-sufficiency in forest resources used to generate direct energy. In 2011, forest plantation productivity rose by 25%. Harvesting is scheduled to begin in 2016.

     Total indirect energy consumption rose 4.4% from 2010, due mainly to the larger number of monitored units (100% of manufacturing operations).

     The Company s goal for 2011 was to use 2% more renewable energy than the national average. Despite projects for implementing changes in the power matrix at some units, the end result was below target at 1.11% due mainly to changes in the national grid, National Interconnected System. The goal of surpassing the national average will be maintained for 2012, however based on a new calculation method in the light of modifications in the industrial complex following the signature of the Performance Commitment Agreement with CADE.

     Savings Savings achieved in 2011 were 242,116 GJ, 70.9% more than in 2010 and in line with the goal of a 250 thousand GJ saving over the previous year. Therefore, taking 2009 as baseline, savings reached 583,612 GJ, an amount of energy equivalent to one month s consumption of a city of 1.25 million. These savings were made possible due to the operational gains arising from raised awareness of those involved on the efficient use of energy in the workplace and to technological improvements to equipment and systems, particularly refrigeration. The goal for 2012 is to save 50 thousand GJ relative to 2011. The indicator s base is yet to be formed, taking into account the new manufacturing configuration following the transfer of assets required by CADE contingent on its approval of the Perdigão-Sadia merger. |GRI EN5|

Energy savings |GRI EN5|

			Change
	2010	2011	(%)
Energy saved	341,496	583,612	70.9%
Savings goal	-	591,496
% attained		99%

62 / BRF

Direct energy consumption (GJ) |GRI EN3|

	2009	2010	2011	Change(%)
Renewable sources
Sugar-cane ethanol	1,358.93	735.24	2.39	-99.7%
Sugar-cane bagasse	-	-	1,566.73
Rice husk briquettes	-	9,635.33	-
Wood briquettes	-	-	94,807.97
Wood chips	5,374,267.59	11,441,207.14	7,351,144.37	-35.7%
Firewood	9,952,549.27	4,978,860.14	10,880,429.93	118.5%
Vegetable or animal oil	260,727.81	404,915.22	32,092.96	-92.1%
Offcuts	460,016.81	-	518,749.26
Sawdust	2,202,912.66	2,247,976.38	25,339.35	-98.9%
Total	18,251,833.07	19,083,329.47	18,904,132.96	-0.9%
Non-renewable sources
BPF	476,228.56	478,347.06	395,329.99	-17.4%
Diesel	110,671.97	77,472.64	79,355.45	2.4%
Natural gas	147,244.79	101,287.13	120,303.41	18.8%
Gasoline	1,943.96	2,571.67	232.66	-91.0%
LPG	271,794.62	266,035.74	198,940.44	-25.2%
Kerosene	212.97	334.28	66.63	-80.1%
Shale	117,002.54	102,018.39	38,121.07	-62.6%
Sub-total	1,125,099.42	1,028,066.91	832,349.65	-19.0%
Total	19,376,932.48	20,111,396.38	19,736,482.61	-1.9%
Percentage of renewables	94.2%	94.9%	95.8%

Indirect energy consumption (GJ) |GRI EN4|

	2009	2010	2011	Change(%)
Renewable sources
Hydroelectricity	6,182,550.41	6,287,132.78	6,839,404.02	8.8%
Biomass	331,941.30	107,271.12	105,507.45	-1.6%
Wind Power	-	21,623.09	25,140.89	16.3%
Photovoltaic	2.08	1.97	7.78	394.7%
Total	6,514,493.79	6,416,028.96	6,970,060.14	8.6%
Non-renewable sources
Gas	262,467.94	374,717.01	163,415.78	-56.4%
Oil	119,654.50	137,861.90	-
Nuclear	108,075.03	213,204.85	201,127.11	-5.7%
Coal	62,620.69	-	119,419.22
Sub-total	552,818.16	725,783.76	483,962.11	-33.3%
Total	7,067,311.95	7,141,812.72	7,454,022.25	4.4%
Percentage of BRF renewables	92.18%	89.84%	93.51%
National interconnected system*	85.70%	89.60%	92.40%
(1) Source: Brazilian Power System Monitoring Bulletin with consolidated data to November 30, 2011

Annual report 2011 / 63

Water

     A strategic input in food production, water consumption is tracked to identify potential for gains in efficiency. Over the course of the year, the monitoring system was expanded to encompass the entire dairy products operation. As a result, a 1.8% increase in total water consumption was identified at 62.3 million cubic meters, a volume affected by a 4.1% increase in production. The main source is surface water, followed by artesian wells, both in compliance with legal requirements, be they water use rights or licenses to operate these activities. Public utility sourced water corresponds to just 3.1% of all withdrawals.

     Late delivery of equipment for the installation of a wastewater reuse in Serafina Correa (RS) prevented the achievement of the goal to reduce by 300 thousand cubic meters of water uptake from public sources, reaching a volume of 266,231 m³ per year.

     The company started a study at the end of 2011 to identify the significant impacts of water withdrawal for supply to industrial units, pledging to complete this analysis in 2012. The initiative is part of the Environment Management Project pillar, based on best practices of Sadia and Perdigão.

     As a part of the shares, BRF representatives participate on various committees of river basins, in which the laws of each basin are discussed (grants or other charges). The participation occurs in the following basins: Coastal, Iguacu and Parana III (PR), Rio Turvo (RS), Paranoa (DF), rio dos Queimados and Rio do Peixe (SC). The Company s focus is to minimize the impacts associated with the use of water by reducing the uptake and increasing efficiency, recycling and reuse. |GRI EN9|

     All manufacturing units maintain Effluents Treatment Stations (ETEs) so that water can be returned to the environment without change in class of withdrawn water. The quality of the effluent limits is set per unit in accordance with conditions of the licenses for Operations and grants for release of effluent from each plant. When there are no definitions of limits, the applicable Federal or State law is in force.

     Monitoring of ETE performance and the assessment of compliance with legal standards were standardized by the Management Project. With this, BRF is committed to disclosing the quality of final effluents in 2012.

Effluent disposal (m3) |GRI EN21|

Destination	2009	2010	2011
Surface source	52,758,568	52,233,375	54,843,866
Soil	1,050,429	862,317	846,238
Total	53,808,997	53,095,692	55,690,104

Water consumption (m3/year) |GRI EN8, EN10|

	2009	2010	2011	Change (%)
Total	61,226,432	61,202,360	62,299,437	1.8%
Surface	41,693,856	41,139,557	42,251,876	2.7%
Underground	17,350,531	17,486,230	18,143,816	3.8%
Public utility	2,136,939	1,554,365	1,903,745	22.5%
Rainwater	45,105	32,154	-	-100.0%
Total reuse	15,506,752	15,701,346	15,486,705	-1.4%
% of reuse	20.2%	20.4%	19.9%

Waste |GRI EN22|

     More than 80% of the waste volume comes from ETEs and hatcheries (eggshells). The remainder includes wood scrap (mainly from pallets), boiler ash, scrap metal, grain husks and sweepings and plastic materials.

     In 2011, BRF reduced the percentage of Class I waste (hazardous) to 0.1% of the total volume of waste generated and directed to the landfill was only 2.28% of the total. The amount sent for recycling has increased to 12.84% and the allocation to composting was 83.18%. During the year, work was carried out to improve waste management, standardizing the process for the entire company.

     Logistics assets are potential sources of environmental impact in highway accidents as result of soil or water contamination, for example due to spillage of fuel or cargo such as vegetable oil and grains. BRF is improving its internal procedures flow to ameliorate these eventual impacts with freight transportation companies instructed to report details on all accidents and concomitant environmentally appropriate disposal of spilled material as well as preparation of reports on occurrences.

     In 2011, eight spills were recorded involving the following materials: animal fat, in natura milk, soybean oil, eggs and diesel fuel from a freight vehicle. In each case, we were able to quickly mobilize teams and take the appropriate steps to remedy, as needed, any environmental damage, as well as to take the appropriate steps with the relevant environmental protection agencies. |GRI EN23|

64 / BRF

Waste by type and disposal method |GRI EN22|

Biodiversity

     The Company has begun a process of recognizing the totality of its areas (focus on identification of the protected areas or those adjacent to them and the high degree of biodiversity outside the protected areas) in an effort to identify any environmental impact not previously spotted. Due to the large number of factory units and the extent of the areas, this survey will not be completed before 2015. The diagnosis will include proposals for mitigating actions in addition to the initiatives already adopted in the light of the environmental licenses.

     The potential impacts of the Company s operations on the biodiversity include: contamination of water and the water table; contamination of the soil; air pollution. The Company adopts strict procedures for monitoring and minimizing these impacts. |GRI EN12|

	2010	2011
Disposal
Incorporation into the soil	1.55%	1.67%
Landfill	3.86%	2.28%
Recycling	8.80%	12.84%
Incineration	0.01%	0.03%
Composting	85.78%	83.18%
Type
Class I (hazardous)	0.20%	0.10%
Class II (non-hazardous)	99.80%	99.90%
Note: The Company is incrementing its waste reporting management to standardize the procedure for all units and also disclose the weight of the waste.

Units operating in protected areas(1) |GRI EN11|
State	City	Activity	Total Area (m2)	Biome
BA	Sao Goncalo dos Campos	Refrigerated	1,278,952	Atlantic Forest
	Feira de Santana	Feed	117,879	Atlantic Forest
DF	Brasilia	Refrigerated	2,085,277	Cerrado
	Brasilia	Feed	50,000	Cerrado
GO	Rio Verde	Refrigerated and Feed	2,000,000	Cerrado
	Mineiros	Refrigerated	121,504	Cerrado
	Mineiros	Feed	18	Cerrado
	Buriti Alegre	Refrigerated	630,000	Cerrado
	Itumbiara	Dairy	55,812	Cerrado
	Jatai	Refrigerated and Feed	200,000	Cerrado
MG	Sabara	Dairy	56,700	Atlantic Forest
	Uberlandia	Refrigerated, Poultry and Pigs, Reforestation	21,940,000	Atlantic Forest
MS	Dourados	Refrigerated	156,877	Cerrado
	Dourados	Feed	150,000	Cerrado
MT	Nova Mutum	Refrigerated	657,000	Cerrado
	Mirassol D'oeste	Refrigerated	242,000	Amazon
	Varzea Grande	Refrigerated	1,479,053	Cerrado
	Lucas Do Rio Verde	Refrigerated, Feed, grain and Reforestation	3,600,000	Cerrado
	Campo Verde	Feed, hatcheries and own farms	176,735	Cerrado
PE	Bom Conselho	Dairy	102,586	Caatinga
	Vitoria de Santo Antao	Industrialized	102,300	Atlantic Forest

Annual report 2011 / 65

Units operating in protected areas(1) |GRI EN11|
State	City	Activity	Total Area (m2)	Biome
PR	Francisco Beltrao	Feed	22,484	Atlantic Forest
	Francisco Beltrao	Refrigerated and Feed	297,141	Atlantic Forest
	Carambei	Refrigerated	95,460	Atlantic Forest
	Carambei	Dairy	123,554	Atlantic Forest
	Dois Vizinhos	Refrigerated	989,500	Atlantic Forest
	Paranagua	Margarine	323,398	Atlantic Forest
	Ponta Grossa	Industrialized	1,134,313	Atlantic Forest
RJ	Duque de Caxias	Refrigerated	51,044	Atlantic Forest
RS	Marau Su0.000000nos	Refrigerated	186,012	Atlantic Forest
	Marau Aves	Refrigerated	97,789	Atlantic Forest
	Marau	Industrialized	19,293	Atlantic Forest
	Marau	Feed	74,601	Atlantic Forest
	Serafina Correa	Refrigerated	372,599	Atlantic Forest
	Lajeado	Refrigerated	181,533	Atlantic Forest
	Gaurama	Feed	36,850	Atlantic Forest
	Porto Alegre / Lami	Feed	442,500	Atlantic Forest
	Bom Retiro do Sul	Industrialized	126,619	Atlantic Forest
	Tres Passos	Refrigerated	184,727	Atlantic Forest
	Teutonia	Dairy	243,480	Atlantic Forest
	Ijui	Dairy	315,000	Atlantic Forest
	Santa Rosa	Dairy	23,395	Atlantic Forest
	Tres de Maio	Dairy	401,551	Atlantic Forest
	Sao Lourenco	Dairy	64,981	Atlantic Forest
	Arroio do Meio	Dairy	34,815	Atlantic Forest

66 / BRF

Units operating in protected areas(1) |GRI EN11|
State	City	Activity	Total Area (m2)	Biome
SC	Videira	Refrigerated	222,465	Atlantic Forest
	Videira	Feed	118,585	Atlantic Forest
	Salto Veloso	Industrialized	42,744	Atlantic Forest
	Capinzal	Refrigerated	629,200	Atlantic Forest
	Herval D Oeste	Refrigerated	29,219	Atlantic Forest
	Lages	Industrialized	529,796	Atlantic Forest
	Concordia	Refrigerated	1,268,423	Atlantic Forest
	Concordia	Dairy	12,000	Atlantic Forest
	Chapeco	Refrigerated	459,613	Atlantic Forest
	Catanduvas	Feed	37,795	Atlantic Forest
SP	Itatiba (²)	Dairy	20,960	Atlantic Forest
	Tatu0.000000 (³)	Industrialized	159,651	Atlantic Forest
(1) Production units and feed mills
(2) Unit with Leasehold
(3) Unit acquired in 2011

Transport

     The Company constantly monitors its fleet of vehicles and maintains distribution centers close to places of consumption and supply in order to minimize the environmental impact of transport. In 2011, it reviewed the logistics network and is constructing the Route Management System, which aim is to reduce fuel consumption by optimizing the distance traveled both by trucks transporting both raw materials and finished products and by the cars used in the area of sales. In the evaluation of air pollutant emissions, 43 % of the BRF primary fleet vehicles have been tested and certified in 2011.

     Another initiative aimed at reducing the distance traveled is the Godmother Trailer Project, used for deliveries that previously traveled long distances in several small cars. In addition, a standard was developed for the acquisition of vehicles, which includes level of noise produced in order to reduce noise impact; gas used in the cooling system of the trucks (less use of substances that destroy the ozone layer), and determination of deadlines for the renewal of the fleet (newer vehicles with lower atmospheric emissions).

     Atmospheric emissions from the secondary fleet are evaluation criteria for the Logistic Excellence Award, an internal competition held among the Distribution Centers. Supporting documentation is also required for proper disposal of waste transport (tires, oil, parts, etc), and this documentation is analyzed on the internal audits, as an assessment item from the Logistic Excellence Award. In addition, the centers maintain a separate collection of the waste generated.

     BRF is still following up with the Depollution Project, an initiative of the National Transportation Confederation in order to reduce emissions. In 2011 the Company received the 1st and 3rd place prize in its primary fleet of Santa Catarina (from Videira and Capinzal units respectively). |GRI EN29|

     Annual report 2011 / 67

ABOUT THE REPORT

      This BRF Annual and Sustainability Report is a compendium of the company s economic, financial, social and environmental information for the period from January 1 to December 31, 2011, and adheres to Global Reporting Initiative guidelines. For the first time, the document addresses food-industry indicators with a significant evolution in the volume and quality of the information reported. BSD Consulting has checked the level of compliance with GRI (version 3) guidelines and verified full adherence to Level A. |GRI 3.1, 3.3|

      These changes represent a learning process for the Organization, expanding the scope of BRF s sustainability efforts. As the report was being prepared, we attempted to identify the main gains made in connection with the commitments affirmed in the previous document for fiscal year 2010 and published in April 2011, and show the main advances and challenges presented by the working fronts established as a function of the six pillars of sustainability. |GRI 3.2|

      A new materiality matrix was not prepared as the Company understood that consultations with stakeholders and the industrial studies in previous years still influence the development of sustainability strategies. In addition to the traditional channels, consultation with stakeholders and response to their demands in 2011 took place via formal inquiries with the internal and external publics. (For additional information, see the Engagement with Stakeholders section). |GRI 3.2, 3.5|

      Financial statements are provided in accordance with Brazilian accounting standards and the International Financial Reporting Standards IFRS as required by CVM Instruction 457/07 and CVM Instruction 485/10. They have been audited by KPMG Auditores Independentes. Financial indicators cover all of the operational units and subsidiaries in Brazil, Argentina, the United Kingdom and the Netherlands. BRF follows international principles for preserving independent audit work. Auditors do not perform managerial functions in the Company, do not advocate for it neither are responsible for auditing it own work.

     Socio-environmental information is based on corporate standards and internally verified. It is limited to operations in Brazil and consolidates indicators for BRF and Sadia. The CO2 emissions indicators addresses scopes 1 and 2 only (direct and indirect emissions) for 2010, being verified by third party (WayCarbon company); the full 2011 report, including scope 3, will be disclosed in the course of 2012 according to the commitment made with the GHG Protocol. Where required, reformulated versions of information provided in previous reports are presented and justified throughout the text. No significant changes from previous years have taken place in connection with the scope, limitations, or measurements applied in the Report. |GRI 3.6, 3.7, 3.8, 3.9, 3.10, 3.11, 3.13|

     This document is intended for all stakeholders and in particular those involved in the engagement process (the Company s employees and senior management, suppliers, clients, consumers, communities contiguous to the plants, representatives from the government and from civil, social and environmental organizations). As part of the effort to reduce printed materials and maintain objectivity, the full version of this report is available online (at www.brasilfooods.com).

     Any doubts about this document may be clarified by calling (55 11) 2322-5052 / 5061 / 5048 or by e-mail at acoes@brasilfoods.com. |GRI 3.4|

Main themes analyzed |GRI 4.17|
1.	Nutritional safety, products and packagings quality
2.	Appropriate working conditions and human rights
3.	Compliance with environmental laws
4.	Compliance with social and environmental legislation by integrated outgrowers and suppliers
5.	Long-term relationships, mutual, transparent and ethical respect
6.	Ethics and anti-corruption mechanisms
7.	Effluents, emissions and waste management
8.	Cleaner production, pollution prevention, reduced negative impacts, operational efficiency
9.	Occupational health and safety
10.	Corporate performance and value generation
11.	Sustainability policy
12.	Environmental protection of surrounding areas
13.	Traceability along the supplier chain
14.	Supplier selection and assessment policies and criteria
15.	Relationship with integrated suppliers
16.	Human capital enhancement
17.	Health, nutrition and healthy foods
18.	Rational and efficient use of water, materials and energy
19.	Responsible communication, labeling and product information

68 / BRF

Practices aligned with the Global Compact
UN Global Compact	Millennium
Principles	Development Goals Actions
Human rights

·  Code of Ethics and Conduct
·  Suppliers Code of Conduct
·  Mission, Vision and Values

·  Supply Chain Monitoring Program Investment of R$ 7 million in social projects

·  Social investments with a focus on local development

·  Support of sporting projects: Lançar-se para o Futuro; Brazilian Judo Confederation; Brazilian Water Sports Confederation; Toledo Rhythmic Gymnastics Association; Sadia Athletes Family.

·  Projects developed at local communities: Concórdia Digital; Educar é Cuidar; Empreendedorismo e Empregabilidade; Estação Digital; Tempo de Empreender; Laços de Proteção.

·  Social action: 92 thousand attendances in 2011.

·  Training 251 out sourced drivers and assistants in combating the sexual exploitation of children and teenagers, under the Right Direction Program guidelines.

·  Increased presence of women in leadership positions to 19% from 15%.

·  Health, Safety and the Environment ("Saúde, Segurança e Meio Ambiente" - SSMA) Program: average 39% drop in the frequency of accidents with time off work.·

·  Use of responsible procurement guide lines under the Ranching Pact/Sustainable Connections

Labor rights

·  Code of Ethics and Conduct

·  Mission, Vision and Values

·  Professional training and development Programs

·  Confidential channels for whistle blowing

·  Health, Safety and Environment Program (SSMA)

·  OHSAS 18000 certification

·  Labor union relations

·  Preparation for retirement program

Environment

·  Code of Ethics and Conduct

·  Suppliers Code of Conduct

·  Mission, Vision and Values

·  ISO 14001 certification

·  Clauses incorporating human rights issues in goods and services supplier contracts

·  Health, Safety and Environment Program (SSMA)

·  Lifecycle Assessment for the poultry system

·  BRF consolidated greenhouse gases inventory, scopes 1 and 2.

·  Revision and publication of the new BRF Environmental Policy

·  Development of environmental projects to reduce the use of resources in operational processes: atmospheric emissions; energy; water

·  Participation in the Carbon Disclosure Project

Anti-Corruption

·  Code of Ethics and Conduct

·  Suppliers Code of Conduct

·  Mission, Vision and Values

·  Corporate Governance

·  Governance, Sustainability and Strategy Committee

·  External audit for validation of economic and financial data

·  Internal audit

·  Adherence to the Corporate Pact for Integrity and Against Corruption

Annual report 2011 / 69

GRI Contents Index |GRI 3.12|

		Global
		Compact	Page /
		Principle	Comment
	STRATEGY AND ANALYSIS
1.1	Statement on the significance of sustainability		2, 3
1.2	Description of key impacts, risks, and opportunities		6
	ORGANIZATIONAL PROFILE
2.1	Name of the organization		1
2.2	Primary brands, products, and/or services		1, 7
2.3	Operational structure		1, 7
2.4	Location of organization s headquarters		74
2.5	Countries and regions where the organization operates		1
2.6	Nature of ownership and legal form		1
2.7	Markets served		1
2.8	Scale of the reporting organization		1, cover
2.9	Significant changes during the reporting period		1
2.10	Awards received		17
	REPORT PARAMETERS
3.1	Reporting period for information provided		68
3.2	Date of most recent previous report		68
3.3	Reporting cycle		68
3.4	Contact point for questions regarding the report or its contents		68
	Scope and limit of the Report
3.5	Process for defining report content		46, 68
3.6	Boundary of the report		68
3.7	State any specific limitations on the scope or boundary of the report		68
3.8	Basis for preparation of the report as concerns joint ventures, subsidiaries, etc.		68
3.9	Data measurement techniques and the bases of calculations		68
3.10	Explanation of the effect of any re-statements of information provided in earlier reports		68
3.11	Significant changes from previous reporting periods		68
3.12	Table identifying the location of the Standard Disclosures in the report		70, 71, 72, 73
	Assurance
3.13	Policy and current practice with regard to seeking external assurance for the report		Index. BRF still does not have its social and environmental indicators certified by third part.
	GOVERNANCE, COMMITMENTS AND ENGAGEMENT
	Governance
4.1	Governance structure	1-10	10, 12
4.2	Chair of the top governance level	1-10	11
4.3	Independent or non-executive members	1-10	11
4.4	Mechanisms for recommendations from shareholders and employees	1-10	10, 54
4.5	Relationship between compensation and performance	1-10	13
4.6	Processes in place to ensure avoidance of conflicts of interest	1-10	10
4.7	Process to determine Board Members qualifications	1-10	11
4.8	Statement of mission and values, codes of conduct and internal principles	1-10	14, cover
4.9	Procedures of the top governance level to supervise performance	1-10	10
4.10	Self-assessment processes for the top governance level	1-10	11
	Commitments to external initiatives
4.11	Precautionary principle	7	18
4.12	External statements, principles or other initiatives signed or endorsed		15
4.13	Membership of associations and/or organizations		16
	Engagement of stakeholders
4.14	List of stakeholder groups engaged by the organization		46
4.15	Basis for identification and selection of stakeholders with whom to engage		46
4.16	Approaches to stakeholder engagement		46
4.17	Key topics and concerns that have been raised through stakeholder engagement		68

70 BRF

		Global
		Compact
	Performance Indicators	Principle	Page / Comment
	ASPECTS OF SOURCING		35, 38
FP1	Purchases from suppliers compliant with the sourcing policy		35
FP2	Purchases in compliance with international standards and certifications		38
	ECONOMIC PERFORMANCE
	Economic performance		26, 32, 59, 55
EC1	Direct economic value generated and distributed		26
EC2	Financial implications and other risks and opportunities for the organization s activities due to climate change	7	59, 60
EC3	Coverage of the organization s defined benefit plan obligations		55
EC4	Significant financial assistance received from government		32, 37
	Market presence		37, 54
EC5	Ratio of lowest wage to highest wage	1	N/A
EC6	Policy, practices and proportion of spending on locally-based suppliers		37
EC7	Procedures for local hiring	6	54
	Indirect economic impacts		50
EC8	Infrastructure investments and services provided for public benefit		50
EC9	Significant indirect economic impacts		N/A
	ENVIRONMENTAL PERFORMANCE
	Materials
EN1	Materials used by weight or volume	8	61
EN2	Percentage of materials used that are recycled input materials	8, 9	61
	Energy		62, 63
EN3	Direct energy consumption	8	63
EN4	Indirect energy consumption	8	63
EN5	Energy saved	8, 9	62
EN6	Initiatives to provide energy-efficient products and services	8, 9	N/A
EN7	Initiatives to reduce indirect energy consumption	8, 9	N/A
	Water		64
EN8	Total water withdrawal by source	8	64
EN9	Water sources significantly affected	8	64
EN10	Percentage and total volume of water recycled and reused	8, 9	64
	Biodiversity		65
EN11	Location and size of land owned by the organization in protected or high biodiversity areas	8	65, 66, 67
EN12	Description of significant impacts on biodiversity	8	65
EN13	Habitats protected or restored	8	N/A
EN14	Strategies for managing impacts on biodiversity	8	N/A
EN15	Number of threatened species	8	N/A
	Emissions, effluent and waste		60 a 65
EN16	Total direct and indirect greenhouse gas emissions	8	60
EN17	Other relevant indirect greenhouse gas emissions	8	60
EN18	Initiatives to reduce greenhouse gas emissions	7, 8, 9	60, 61, 62
EN19	Emissions of ozone-depleting substances		60 GRI index. In 2012, the collection of information on these emissions should also be standardized by sampling.
EN20	NOx, SOx, and other significant air emissions	8	61
EN21	Total water discharge	8	64
EN22	Total weight of waste	8	64, 65
EN23	Total number and volume of significant spills	8	65
EN24	Hazardous waste by weight	8	N/A
EN25	Biodiversity value of water bodies and related habitats affected by water disposal and drainage	8	N/A

Confirmation of the Application Level of the GRI G3 Guidelines

Sustainability Report 2011 of BRF Brasil Foods

     BSD Consulting has undertaken the verification of the level of application of the Guidelines to the Sustainability Reports of the Global Reporting Initiative GRI (G3version) in this edition of BRF s Annual Sustainability Report 2011. The organization has declared conformity with the level of Application A in its report.

     On the basis of the verification of the content undertaken, we are able to confirm that the level of application A of the GRI-G3 has been reached by the reporting organization, including the indicators of the sectorial supplement for food processing. However, there are still opportunities for improvement in the reporting of the items under the strategy and analysis profile (1.2) to examine the risks and opportunities of sustainability linked to the business. Given that this involves essential and material performance indicators, there is room for improving the reporting of themes such as the use of materials, management of waste and effluent, impacts of products, transportation and biodiversity, monitoring of the value chain, and financial implications due to climate change.

     It was not BSD s brief to verify the content and veracity of the information and replies given to indicators in this report.

São Paulo, April 13, 2012

BSD Consulting

Marcelo Aversa, partner BSD Consulting

Joyce Fernandes, Projects Manager BSD Consulting

Annual report 2011 / 71

		Global
		Compact
	Performance Indicators	Principle	Page / Comment
	Products and services		38, 43
EN26	Initiatives to mitigate environmental impacts of products and services	7, 8, 9	38, 43
EN27	Products and packaging materials that are reclaimed	8, 9	38
	Compliance		14
EN28	Noncompliance with environmental laws and regulations	8	14
	Transport		67
EN29	Environmental impacts of transport	8	60, 67
	Overall		9
EN30	Total environmental protection expenditures and investments	7, 8, 9	9
	LABOR PRACTICES AND DECENT WORK
	Employment		54
LA1	Total number of employees		54
LA2	Turnover	6	54
LA3	Benefits		ND
	Labor / Management relations		55
LA4	Employees covered by collective bargaining agreements	1, 3	55, index. In their respective localities in Brazil, 100% of employees are covered by agreements and represented by the Union of Workers in Meat and Derivatives, Food and related Industries.
LA5	Operational changes notification period	3	55
FP3	Working time lost due to labor conflicts and/or strikes		55, index. There were no stoppages recorded in 2011
	Occupational health and safety		55, 56
LA6	Workers representation in formal safety committees	1	Index. 100%
LA7	Rates of injury, occupational diseases, lost days, absenteeism and other	1	56
LA8	Education, training, counseling, prevention and risk-control programs	1	55
LA9	Safety topics covered in agreements with trade unions	1	56, index. Agreements include topics such as use of personal protective equipment (PPEs ), the Internal Accident Prevention (Cipas ) and training, amongst others.
	Training and education		56, 57
LA10	Hours of training	6	56
LA11	Programs for skills management and lifelong learning and career endings		57
LA12	Employees receiving performance reviews		57
	Diversity and equal opportunity		55
LA13	Parties responsible for governance and employees according to gender, age group, minorities	1, 6	55
LA14	Ratio of salary of men to women	1, 6	Index. BRF does not make any type of distinction. Any differences are due to aspects such as experience in the position, qualifications, competence and performance.
	HUMAN RIGHTS
	Investment and procurement practices		9, 35, 57
HR1	Investment agreements with human rights clauses	1-6	9
HR2	Suppliers that have undergone human rights screening	1-6	35, 36, 37
HR3	Employee training on human rights	1-6	57
	Non-discrimination		N/A
HR4	Incidents of discrimination and actions taken	1, 2, 6	Index. There were no cases of discrimination recorded.
	Freedom of association and collective bargaining		37, 57
HR5	Risk to freedom of association	1, 2, 3	37, 57
	Abolition of child labor		35, 36, 37
HR6	Risk of child labor	1, 2, 5	35, 36, 37
	Prevention of forced or compulsory labor		35, 36, 37
HR7	Risk of forced labor	1, 2, 4	35, 36, 37
	Security practices		57
HR8	Security personnel trained in human rights	1, 2	57
	Indigenous rights		N/A
HR9	Incidents of violation of the rights of indigenous peoples	1, 2	Index. There were no cases of violation recorded.
	SOCIETY
	Community		48, 49
SO1	Impacts of operations on communities		48, 49
	Access to healthy food		42
FP4	Programs and practices that promote: access to healthy lifestyles; the prevention of chronic disease; etc.		42
	Corruption		14
SO2	Analysis of risks related to corruption	10	14
SO3	Employees trained in anti-corruption policies and procedures	10	14, index. 100% of employees hired in 2011.

72 / BRF

CORPORATE INFORMATION

Head Office|GRI 2.4|	In the USA
Rua Jorge Tzachel, 475	The Bank of New York Mellon
88301-600 Itajaí – SC – Brazil	Investor Services
P.O. Box 11258
Church Street Station
Corporate headquarters	New York NY 10286-1258 USA
Rua Hungria, 1400 – 5th floor	Phone: 1-888-269-2377
01455-000 São Paulo – SP – Brazil	E-mail: shareowners@bankofny.com
Phone: (55 11) 2322-5000	www.bankofny.com
Fax: (55 11) 2322-5747
www.brasilfoods.com
Stock Exchange Ticker Symbols
BM&FBovespa
Investor Relations|GRI 3.4|	BRFS3 – Common Shares – New Market
Leopoldo Viriato Saboya – CFO and IRO	New York Stock Exchange – NYSE
Elcio Ito – Financial and Investor Relations Director	BRFS – Level III ADRs
Edina Biava – RI Manager
Rua Hungria, 1400 – 5th floor
01455-000 São Paulo – SP – Brazil	Official Newspapers
Phone: (55 11) 2322-5052 / 5061 / 5048	Diário Oficial do Estado de Santa Catarina
Fax: (55 11) 2322-5747	Diário Catarinense
E-mail: acoes@brasilfoods.com	Valor Econômico
www.brasilfoods.com/ir
Independent Auditors
KPMG Auditores Independentes
Depositary Banks
In Brazil
Banco Itaú S/A
Av. Engenheiro Armando de Arruda Pereira,
707 – 9th floor	The full report and the GRI index of contents are
04344-902 São Paulo – SP – Brazil	available with the full version of the present report,
Phone: (55 11) 5029-1908	which can be viewed on the Internet
Fax: (55 11) 5029-1917	(www.brasilfoods.com/ir)

74 / BRF

Credits	The 2011 results consolidate the BRF Companies – Brasil
Overall Coordination	Foods S.A. and Sadia S.A. (a wholly owned subsidiary). As
Finance, Administration and Investor Relations	from July 2009, Sadia’s results have been fully integrated
Department	in accordance with the Association Agreement and the
Shareholder Meetings for incorporation of shares held in July
Collaboration	and August 2009.
Domestic Market, Export Market, Food Services,	The statements in this report with respect to perspectives for
Dairy products, Operations, Corporate Affairs, Supply	the business of the Company, to forecasts and result and to the
Chain, Strategy and New Business and Human	potential for its growth constitute mere predictions and were
Resources Departments.	based on management’s outlook in relation to the Company’s
future. The outlook is highly contingent on changes in the
Content and text	market, and the overall economic performance of the country,
Editora Contadino	of the sector and the international markets, and for this reason,
BRF Investor Relations and Sustainability Team	being subject to change.
Paul Steele (translation)	On July 13, 2011, the plenary session of the Administrative
Council for Economic Defense – CADE approved the Association
GRI Consulting	between BRF and Sadia S.A., contingent on compliance with the
BSD Consulting	provisions in the Performance Commitment Agreement – TCD
signed between the parties. These documents are to be found in
Design and Layout	the website: www.brasilfoods.com/ir
A10

Images
BRF collection

Annual report 2011 / 75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 22, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director